Bennett Jones LLP

4500 Bankers Hall East, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 4K7
Tel: 403.298.3100 Fax: 403.265.7219
www.bennettjones.com

Kahlan Mills
Direct Line: 403.298.2072
e-maile-mail: millsk@bennettjones.com
Our File No.: 44609-8

October 6, 2009

DELIVERED BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
File No. 82-34909
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith copies of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page.

We ask that you kindly confirm receipt of these documents by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed envelope. We have included a coupon redeemable for the appropriate postage to facilitate your return of such duplicate letter.

Yours truly,

BENNETT JONES LLP

for: Kahlan Mills

KM/sg
Enclosures

cc: Mark Paslawski, General Counsel – Calfrac Well Services Ltd.

dlw 10/9

SCHEDULE

Press Releases

1. Material Document(s), date of filing September 30, 2009.

2. Material Change Report – English, date of filing September 30, 2009.



Execution Copy

ARRANGEMENT AGREEMENT

Among

CALFRAC WELL SERVICES LTD.

and

CENTURY OILFIELD SERVICES INC.

Effective September 20, 2009

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated effective as of the 20th day of September, 2009,

AMONG:

CALFRAC WELL SERVICES LTD., a corporation amalgamated under the Laws of the Province of Alberta (hereinafter referred to as the "**Purchaser**")

AND

CENTURY OILFIELD SERVICES INC., a corporation incorporated under the Laws of the Province of Alberta (hereinafter referred to as "**TargetCo**")

WHEREAS:

A. Purchaser and TargetCo desire to enter into this agreement to implement the acquisition by Purchaser of all of the outstanding common shares of TargetCo pursuant to a proposed arrangement involving TargetCo and the securityholders of TargetCo;

B. the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA;

C. Purchaser has entered into the TargetCo Support Agreements with certain TargetCo Securityholders; and

D. the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged and agreed to), the Parties do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals hereto), unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

"**ABCA**" means the *Business Corporations Act,* R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquisition Proposal**" means any inquiry or the making of any offer or proposal to TargetCo or its securityholders from any Person or group of Persons "acting jointly or in concert" (within the meaning of MI 62-104) (or public announcement of an intention to do any of the foregoing) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(i) an acquisition from TargetCo or its securityholders of 20% or more of the voting securities (or securities convertible into or exercisable for 20% or more of the voting securities, assuming the conversion or exercise of such acquired securities) of TargetCo or its Subsidiaries;

(ii) any acquisition of assets of TargetCo or its Subsidiaries (or any lease, long-term supply arrangement, license or other arrangement having the same economic effect as a sale of such assets) where such assets represent 20% or more of the fair market value of the assets of TargetCo (on a consolidated basis) or contribute 20% or more of the revenues of TargetCo (on a consolidated basis);

(iii) an amalgamation, arrangement, merger, consolidation, joint venture, partnership or other business combination involving TargetCo or its Subsidiaries;

(iv) any take-over bid, issuer bid, recapitalization, liquidation, dissolution, reorganization or similar transaction involving TargetCo or its Subsidiaries; or

(v) any other transaction, the consummation of which would, or would reasonably be expected to, impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement, or which would or would reasonably be expected to materially reduce the benefits to Purchaser under this Agreement or the Arrangement;

except that for the purpose of the definition of "**Superior Proposal**", the references in this definition of "**Acquisition Proposal**" to "20%" shall be deemed to be references to "50%";

"**affiliate**" has the meaning ascribed thereto in MI 62-104;

"**Applicable Canadian Securities Laws**", in the context that refers to one or more Persons, means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Applicable Laws**", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA contemplated by Article 2 and to be set forth in the Plan of Arrangement;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement to be considered at the TargetCo Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required by the ABCA to be sent to the Registrar after the Final Order has been granted;

"**associate**" has the meaning ascribed thereto in MI 62-104;

"**Business**" means the oil and gas services business;

"**Business Day**" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

"**CIBC**" means CIBC World Markets Inc., financial advisors to TargetCo in connection with the Arrangement;

"**Closing Time**" shall be 9:00 a.m. (Calgary time) on the Effective Date, unless otherwise agreed to by the Parties;

"**Competition Act**" means the *Competition Act*, R.S.C. 1985, c. C-34, as amended;

"**Confidentiality Agreement**" means the confidentiality agreement dated August 6, 2009 between the Purchaser and TargetCo;

"**Continuing Service Providers**" has the meaning set forth in Section 2.4(a);

"**Court**" means the Court of Queen's Bench of Alberta;

"**Data Room**" means the physical data room of TargetCo containing Evaluation Material (as defined in the Confidentiality Agreement) in respect of TargetCo and its Subsidiaries;

"**Depositary**" means Computershare Trust Company of Canada;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time when the Arrangement becomes effective pursuant to the ABCA;

"**Environmental Laws**" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"**Final Order**" means the order of the Court approving the Arrangement pursuant to the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**GAAP**" has the meaning ascribed thereto in Section 1.7;

"**Governmental Entity**" means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Hazardous Substances**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

"**Interim Order**" means the interim order of the Court under the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Investment Canada Act" means the *Investment Canada Act*, R.S.C. 1985, c. 28 (1st Supp.), as amended;

"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);

"Material Adverse Change" or **"Material Adverse Effect"** means, with respect to any Person, any change, effect, fact or state of facts, circumstance, occurrence or event that:

(i) either individually is, or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Person and its Subsidiaries, on a consolidated basis, provided that a Material Adverse Change or Material Adverse Effect shall not include any change, effect, fact or state of facts, circumstance, occurrence or event resulting from or arising in connection with:

(A) any change in GAAP or changes in regulatory accounting requirements applicable to the Business;

(B) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory or market conditions, or in national or global financial or capital markets;

(C) any change generally affecting the Business;

(D) any natural disaster;

(E) any decline in crude oil or natural gas prices, or change in currency exchange rates, in each case on a current or forward basis;

(F) any actions taken (or omitted to be taken) at the written request, or with the written consent, of the Other Party hereto;

(G) any matter which has been either (I) publicly disclosed as of the date hereof, or (II) disclosed in writing to the Other Party on or prior to the date hereof (and which has been consented to or approved in writing by the Other Party), including disclosure made by TargetCo to Purchaser in the TargetCo Disclosure Letter; except in each case to the extent of any changes, effects, facts or state of facts, circumstances, occurrences or events that arise after the date hereof;

(H) any action taken by the Person or any of its Subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but including any steps taken to obtain any required regulatory approvals);

(I) any change or proposed change in Laws not specifically directed at such Person, or in the interpretation or administration of such Laws, by any Governmental Entity;

(J) any exercise of dissent rights in connection with the Arrangement; or

(K) the failure of such Person to meet any internal or published projections, forecasts or estimates of revenues or earnings (it being understood that, without limiting the generality of applicability of paragraphs (A) to (K), the underlying cause or causes of any such failure may itself constitute a Material Adverse Change or Material Adverse Effect and may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred);

provided, however, that: (i) with respect to paragraphs (A), (B), (C), (D), (E) and (I), such matter does not have a materially disproportionate effect on the Person and its Subsidiaries, on a consolidated basis, relative to comparable entities operating in the Business; and (ii) references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Change or Material Adverse Effect has occurred; or

(ii) either individually or in the aggregate prevent, or individually or in the aggregate would reasonably be expected to prevent, the Person from performing its material obligations under this Agreement in any material respect;

"**MI 62-104**" means Multilateral Instrument 62-104 – *Take-Over Bids and Issuer Bids*;

"**Mutual Releases**" has the meaning set forth in Section 5.2(g);

"**Notice Period**" has the meaning set forth in Section 3.4(c);

"**Other Party**" (i) with respect to Purchaser, means TargetCo, and (ii) with respect to TargetCo, means Purchaser;

"**Outside Date**" means January 31, 2010;

"**Parties**" means, collectively, the parties to this Agreement, and "**Party**" means any one of them; or where implied by the context, shall mean Purchaser, or shall mean TargetCo, as the case may be;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means the plan of arrangement under the ABCA described in Section 2.1 hereof, which plan of arrangement shall be in a form to be mutually agreed upon among the Parties, acting reasonably, as contemplated herein, as such plan of arrangement may be amended or supplemented from time to time in accordance with Article 7 hereof;

"**Public Record**" means all information filed by either Purchaser or TargetCo, as the case may be, with any Securities Authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws since December 31, 2008;

"**Purchaser**" means Calfrac Well Services Ltd., a corporation amalgamated under the Laws of the Province of Alberta;

"**Purchaser AIF**" means the annual information form of Purchaser for the year ended December 31, 2008 dated March 20, 2009;

"**Purchaser Board of Directors**" means the board of directors of Purchaser as it may be comprised from time to time;

"**Purchaser Credit Facility**" means the credit agreement dated December 6, 2006 by and among Purchaser, HSBC Bank Canada, as agent, and the other lenders named therein, as amended and as may be replaced prior to the Effective Date;

"**Purchaser Financial Statements**" means, collectively, the audited comparative consolidated financial statements of Purchaser as at and for the years ended December 31, 2008 and 2007, together with the notes thereto and the auditors' report thereon, and the unaudited comparative consolidated financial statements of Purchaser as at and for the three and six month periods ended June 30, 2009, together with the notes thereto;

"**Purchaser Incentive Plan**" means the Stock Option Plan of Purchaser approved by the purchaser Board of Directors on December 12, 2007 and the Purchaser Shareholders on May 12, 2008;

"**Purchaser Information**" means the information to be included in the TargetCo Information Circular describing Purchaser and its business, operations and affairs;

"**Purchaser Material Agreement**" means the Purchaser Incentive Plan;

"**Purchaser Rights**" means the rights to acquire Purchaser Shares issued under the Purchaser Incentive Plan;

"**Purchaser Shareholders**" means the holders from time to time of Purchaser Shares;

"**Purchaser Shares**" means the common shares of Purchaser;

"**Purchaser Termination Fee Event**" has the meaning ascribed thereto in Section 6.1;

"**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

"**SEC**" means the United States Securities and Exchange Commission;

"**Securities Authorities**" means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

"**Subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Purchaser or TargetCo, as the case may be);

"**Superior Proposal**" has the meaning set forth in Section 3.4(b)(v)(A);

"**TargetCo**" means Century Oilfield Services Inc., a corporation incorporated under the ABCA;

"**TargetCo Balance Sheet**" has the meaning ascribed thereto in Section 4.2(p);

"**TargetCo Board of Directors**" means the board of directors of TargetCo as it may be comprised from time to time;

"**TargetCo Consultant**" means an individual who provides his or her services to TargetCo and / or its Subsidiaries on a consultancy basis directly or through a corporation controlled by such individual;

"**TargetCo Credit Facility**" means the credit facilities of TargetCo described in the TargetCo Disclosure Letter;

"**TargetCo Disclosure Letter**" means the disclosure letter dated effective the date hereof from TargetCo to Purchaser and executed by each of said Parties;

"**TargetCo Employee Plans**" has the meaning ascribed thereto in Section 4.2(ff);

"**TargetCo Employees**" means the employees of TargetCo and its Subsidiaries;

"**TargetCo Fairness Opinion**" has the meaning set forth in Section 4.2(ee) hereof;

"**TargetCo Financial Statements**" means, collectively, the audited comparative consolidated financial statements of TargetCo as at and for the 15 months ended December 31, 2008 and as at and for the 12 months ended September 30, 2007 (restated), together with the notes thereto and the auditors' report thereon, and the unaudited comparative consolidated financial statements of TargetCo as at and for the three and six month periods ended June 30, 2009, together with the notes thereto, in each case as set forth in the TargetCo Disclosure Letter;

"**TargetCo Information Circular**" means the information circular of TargetCo to be sent by TargetCo to the TargetCo Securityholders in connection with the TargetCo Meeting;

"**TargetCo Material Agreements**" means, collectively, the TargetCo Credit Facility, the TargetCo Share Option Plan and the other agreements disclosed in the Data Room;

"**TargetCo Meeting**" means the special meeting of TargetCo Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

"**TargetCo Optionholders**" means the holders from time to time of TargetCo Options;

"**TargetCo Options**" means options to purchase TargetCo Shares pursuant to the TargetCo Share Option Plan;

"**TargetCo Securities**" means, collectively, the TargetCo Shares and the TargetCo Options;

"**TargetCo Securityholders**" means, collectively, the TargetCo Shareholders and the TargetCo Optionholders;

"**TargetCo Share Option Plan**" means the share option plan of TargetCo dated October 1, 2005;

"**TargetCo Shareholders**" means the holders from time to time of TargetCo Shares;

"**TargetCo Shares**" means the common shares of TargetCo;

"**TargetCo Support Agreements**" means the support agreements entered into by the directors and officers of TargetCo concurrent with the execution of this Agreement in the form attached as Exhibit A hereto, which agreements provide that, among other things, such persons will vote in favour of the Arrangement, subject to the terms and conditions thereof;

"**TargetCo Termination / Contract Cancellation Obligations**" has the meaning ascribed thereto in Section 4.2(ii);

"**TargetCo Termination Fee Event**" has the meaning ascribed thereto in Section 6.2;

"**Tax**" or "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Purchaser or TargetCo (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"**Tax Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

"**TSX**" means the Toronto Stock Exchange;

"**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended; and

"**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "**this Agreement**", "**hereof**", "**herein**", "**hereto**" and "**hereunder**" and similar expressions refer to this Arrangement Agreement (including the exhibits attached hereto) as may be amended, supplemented or modified, and not to any particular article, section, exhibit or other portion hereof.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day in such place. Notwithstanding the foregoing, this provision does not apply to the time periods set out in Section 3.4 unless explicitly stated to be applicable.

1.5 Entire Agreement

This Agreement, the TargetCo Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6 Currency

All references to "$" or sums of money that are referred to in this Agreement are expressed in lawful money of Canada, unless specified otherwise.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("**GAAP**") and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with GAAP.

1.8 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Purchaser, include disclosure in writing to Purchaser or its representatives, or in the case of disclosure to TargetCo, include disclosure in writing to TargetCo or its representatives.

1.9 Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge and agree that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10 Knowledge

In this Agreement, whenever a representation or warranty is made on the basis of the knowledge or awareness of a Party, such knowledge or awareness consists only of the actual knowledge or awareness, as of the date of this Agreement, of the executive officers (as such term is defined in Applicable Canadian Securities Laws) of the Party, and the knowledge that such Persons would have if they had conducted a reasonably diligent inquiry into the relevant subject matter.

1.11 Exhibits

The following exhibits attached hereto are incorporated into and form an integral part of this Agreement:

Exhibit A – Form of Support Agreement

ARTICLE 2
THE ARRANGEMENT

2.1 Plan of Arrangement

(a) Subject to the terms and conditions of this Agreement, the Parties agree to carry out the Arrangement pursuant to which (among other things):

(i) TargetCo Shareholders shall be entitled to elect to receive either (A) 0.045676 of a Purchaser Share ("**Share Consideration**") for each TargetCo Share held, or (B) $0.679182 in cash (the "**Cash Consideration**") for each TargetCo Share held, or (C) a combination of Share Consideration and Cash Consideration; provided that the maximum aggregate Cash Consideration shall not exceed the Maximum Cash Consideration Amount, such that if TargetCo Shareholders elect to receive an aggregate amount of Cash Consideration that exceeds the Maximum Cash Consideration Amount, TargetCo Shareholders who elect to receive Cash Consideration will receive their pro-rata entitlement of the Maximum Cash Consideration Amount; and provided that the maximum aggregate Share Consideration shall not exceed the Maximum Share Consideration Amount, such that if TargetCo Shareholders elect to receive an aggregate amount of Share Consideration that exceeds the Maximum Share Consideration Amount, TargetCo Shareholders who elect to receive Share Consideration will receive their pro-rata entitlement of the Maximum Share Consideration Amount; and

(ii) all of the TargetCo Options that have not been exercised and that remain outstanding at the Effective Time shall be deemed to be surrendered to TargetCo for cancellation in exchange for a cash payment equal to $0.02 per TargetCo Option so surrendered and cancelled.

For the purposes of Section 2.1(a)(i):

"**Additional TargetCo Shares**" means the TargetCo Outstanding Shares less the TargetCo Base Shares;

"**Base Share Purchase Price**" means $90,000,000 divided by the TargetCo Base Shares, or $0.679182 per TargetCo Share;

"**Maximum Cash Consideration Amount**" means an amount of cash equal to the sum of: (A) the difference obtained from reducing the TargetCo Base Shares by the TargetCo Dissenting Shares, multiplied by the Base Share Purchase Price, multiplied by 0.15; and (B) the Additional TargetCo Shares multiplied by the Base Share Purchase Price;

"**Maximum Share Consideration Amount**" means a number of fully paid and non-assessable Purchaser Shares equal to: the difference obtained from reducing the TargetCo Base Shares by the TargetCo Dissenting Shares, multiplied by the Base Share Purchase Price, multiplied by 0.85, divided by 14.869693;

"**TargetCo Base Shares**" means 132,512,409 TargetCo Shares;

"**TargetCo Dissenting Shares**" means the number of TargetCo Shares which are held by TargetCo Shareholders who validly exercise rights of dissent which are not withdrawn at the Effective Time; and

"**TargetCo Outstanding Shares**" means the number of outstanding TargetCo Shares at the Effective Time.

Notwithstanding the foregoing, no fractional Purchaser Shares shall be issued and in lieu of such fractional entitlements former TargetCo Shareholders shall receive an amount of cash equal to the product of such fractional entitlement and $14.869693, rounded to the nearest $0.01.

Subject to the terms and conditions of this Agreement, the Parties hereby covenant and agree to prepare and finalize the Plan of Arrangement as soon as practicable and, if and as required, to thereafter amend the Plan of Arrangement, as may be necessary or desirable in order to implement the transactions contemplated hereby, including as contemplated by Section 3.4(c) hereof.

(b) The Arrangement has been and shall continue to be structured:

(i) to allow TargetCo Shareholders to receive Purchaser Shares on a fully or partially tax-deferred basis for Canadian income tax purposes; and

(ii) such that, assuming the Court approves the Arrangement, the issuance of the Purchaser Shares issuable to the TargetCo Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance on Section 3(a)(10) of the U.S. Securities Act.

(c) TargetCo shall, with assistance from and the participation of Purchaser, file, proceed with and diligently prosecute an application for the Interim Order providing for, among other things, the calling and holding of the TargetCo Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution and related matters to be considered at the TargetCo Meeting.

(d) Provided all necessary approvals for the Arrangement Resolution are obtained from the TargetCo Securityholders, TargetCo shall, with assistance from and the participation of Purchaser, submit the Arrangement to the Court and apply for the Final Order.

(e) Upon issuance of the Final Order and subject to the conditions precedent in Article 5, each of Purchaser, on the one hand, and TargetCo, on the other hand, shall execute and deliver such closing documents and instruments and forthwith proceed at the Closing Time to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2 Interim Order

The Interim Order shall provide that:

(a) the securities of TargetCo for which holders shall be entitled to vote on the Arrangement Resolution at the TargetCo Meeting shall be the TargetCo Securities;

(b) each TargetCo Securityholder shall be entitled to one vote for each TargetCo Security held by such holder; and

(c) the requisite majority for the approval of the Arrangement Resolution shall be: (i) two-thirds of the votes cast by the TargetCo Securityholders, voting together as a single class, present in person or by proxy at the TargetCo Meeting; and (ii) any other vote required by Law.

2.3 Information Circular and Meeting

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, including Applicable Canadian Securities Laws and applicable U.S. Securities Laws, TargetCo shall, with assistance from and the participation of Purchaser: (i) prepare the TargetCo Information Circular and cause such circular to be mailed to the TargetCo Securityholders and filed with applicable Securities Authorities, other regulatory authorities and other Governmental Entities in all jurisdictions where the same is required to be mailed and filed; and (ii) call and give notice of the TargetCo Meeting.

2.4 Continuing Service Providers

(a) Unless otherwise agreed among the Parties, Purchaser will determine, as soon as practicable following the execution and delivery hereof (but in any event within 30 calendar days following the execution and delivery hereof), the TargetCo Employees and TargetCo Consultants who will either be offered employment or consultant work or be provided with confirmations of continued employment or consultant work, as the case may be (such TargetCo Employees and TargetCo Consultants being the "**Continuing Service Providers**"). The Continuing Service Providers shall be employed by, or be a consultant to, Purchaser (or a Subsidiary of Purchaser) or Purchaser shall cause TargetCo to continue their employment or consultancy on terms and conditions (including compensation, duties and responsibilities) that are substantively equivalent to the existing employees of the Purchaser who are of the same level of seniority and experience.

(b) In the event that the employment of any TargetCo Employee or the consultancy of any TargetCo Consultant is not continued as a Continuing Service Provider in accordance with Section 2.4(a), and such TargetCo Employee or TargetCo Consultant is as a consequence entitled to a severance or other termination or contract cancellation payment (whether pursuant to an employment agreement, a consulting agreement, any other agreement or otherwise at law), the amount of such severance or other termination or contract cancellation payment shall not be less than either the amount provided for in any applicable employment agreement, consulting agreement or other written agreement, where applicable, or that is required under Applicable Laws (which determination shall be made by Purchaser. The Parties agree that any such severance or other termination or contract cancellation payments shall be paid immediately following the Effective Time concurrent with the execution of a full and final release from the payee in such form as is acceptable to Purchaser and TargetCo, acting reasonably.

2.5 TargetCo Share Option Plan

(a) The Parties acknowledge and agree that the Arrangement will result in a "change of control" for the purposes of the TargetCo Share Option Plan. The Parties further acknowledge and agree that as a consequence thereof, effective immediately prior to the Effective Time and conditional upon the subsequent consummation of the Arrangement, all outstanding TargetCo Options shall be fully vested and may be exercised in accordance with their terms. TargetCo has disclosed to Purchaser in the TargetCo Disclosure Letter full particulars of all TargetCo Options outstanding as of the date hereof.

(b) A TargetCo Optionholder whose TargetCo Options are the subject of accelerated vesting and are exercised conditional upon the subsequent completion of the Arrangement shall be issued TargetCo Shares from treasury effective immediately prior to the Effective Time, which TargetCo Shares shall subsequently be exchanged pursuant to the Arrangement in accordance with the Plan of Arrangement.

(c) The Parties agree that the Plan of Arrangement shall provide that all TargetCo Optionholders will receive a cash payment equal to $0.02 in exchange for the surrender and cancellation of each TargetCo Option held at the Effective Time.

2.6 Tax Withholdings

Purchaser shall be entitled to deduct and withhold from any consideration otherwise payable to any TargetCo Securityholder and, for greater certainty, from any amount payable to a dissenting TargetCo Securityholder, as the case may be, under the Arrangement such amounts as Purchaser is required or reasonably believed to be required to deduct and withhold from such consideration in accordance with Applicable Laws. Any such amounts will be deducted and withheld from the consideration payable pursuant to the Arrangement and shall be treated for all purposes as having been paid to the TargetCo Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity.

2.7 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about November 10, 2009 or as soon thereafter as reasonably practicable, and in any event by the Outside Date.

ARTICLE 3
COVENANTS

3.1 Covenants of Purchaser

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of TargetCo (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) Purchaser's affairs and the business of Purchaser and each of Purchaser's Subsidiaries shall be conducted in the usual and ordinary course consistent with past practices and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships; provided that this Section 3.1(a) shall not restrict Purchaser or any Subsidiary of Purchaser from:

(i) entering into or performing any contract, agreement, commitment or arrangement with respect to the acquisition or disposition of, or resolving to acquire or dispose of (A) any assets or properties relating to the Business, or (B) securities of any person engaged in the Business and/or any related business in any manner;

(ii) conducting any financing activities in any manner; or

(iii) taking any action that is not in the usual and ordinary course or that is not consistent with past practices;

if the doing of any such thing does not have a Material Adverse Effect on Purchaser;

(b) Purchaser shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do or permit to occur any of the following: (i) declare, set aside or pay any dividend or distribution or make any other payment (whether in cash, Purchaser Shares, shares or property) in respect of its outstanding securities, other than (A) regular cash dividends or distributions on the Purchaser Shares, and (B) any interest and principal payments as may be required under the terms of any other securities (including notes) of Purchaser or its Subsidiaries; (ii) split, combine or reclassify any of the outstanding Purchaser Shares without making an anti-dilutive adjustment to the consideration payable pursuant to the Arrangement; (iii) adopt a plan of liquidation or resolutions providing for its liquidation or dissolution; (iv) amend its constating documents where such amendment would have a Material Adverse Effect on Purchaser, adversely affect the Purchaser Shareholders or adversely affect the TargetCo Securityholders; or (v) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; provided that this Section 3.1(b) shall not restrict Purchaser or any Subsidiary of Purchaser from:

(i) entering into or performing any contract, agreement, commitment or arrangement with respect to the acquisition or disposition of, or resolving to acquire or dispose of (A) any assets or properties relating to the Business, or (B) securities of any person engaged in the Business and/or any related business in any manner;

(ii) conducting any financing activities in any manner; or

(iii) taking any action that is not in the usual and ordinary course or that is not consistent with past practices;

if the doing of any such thing does not have a Material Adverse Effect on Purchaser;

(c) Purchaser shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(d) Purchaser shall promptly notify TargetCo in writing of any material change (actual, anticipated, contemplated or, to its knowledge, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by it in this Agreement, which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect, and Purchaser shall in good faith discuss with TargetCo any change (actual, anticipated, contemplated, or to the knowledge of Purchaser, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to TargetCo pursuant to this provision;

(e) Purchaser shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably practicable following execution of this Agreement to the extent that the satisfaction of the same is within the control of Purchaser;

(f) Purchaser will assist TargetCo in the preparation of the TargetCo Information Circular and provide to TargetCo, in a timely manner, all information as may be reasonably requested by TargetCo with respect to Purchaser and Purchaser's directors and officers for inclusion in the TargetCo Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable TargetCo to meet the standard referred to in Section 3.2(o) with respect to Purchaser, the Arrangement and the transactions to be considered at the TargetCo Meeting;

(g) Purchaser shall indemnify and save harmless TargetCo and the directors, officers and agents of TargetCo from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which TargetCo, or any director, officer or agent thereof, may be subject or which TargetCo, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

    (i) any misrepresentation or alleged misrepresentation in the TargetCo Information Circular or in any material filed by Purchaser or on behalf of Purchaser in compliance or intended compliance with any Applicable Laws;

    (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the TargetCo Information Circular or in any material filed by or on behalf of Purchaser in compliance or intended compliance with Applicable Canadian Securities Laws and U.S. Securities Laws, which prevents or restricts the trading in the Purchaser Shares; and

    (iii) Purchaser not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Purchaser shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon (A) any misrepresentation or alleged misrepresentation of a material fact that is not contained solely within the Purchaser Information included in the TargetCo Information Circular, or (B) the negligence of TargetCo;

(h) except for non-substantive communications with securityholders, Purchaser will furnish promptly to TargetCo or TargetCo's counsel a copy of each notice, report, schedule or other document delivered, filed or received by it in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(i) Purchaser will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Purchaser in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(j) as soon as practicable following the date hereof, Purchaser will make application to the TSX to list the Purchaser Shares to be issued by Purchaser pursuant to the Arrangement, and use its best efforts to obtain approval from the TSX for the listing of such Purchaser Shares on the TSX;

(k) Purchaser shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might reasonably be expected to directly or indirectly interfere with or affect the consummation of the Arrangement, and Purchaser shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement;

(l) upon the termination or replacement of an officer or director of TargetCo and its Subsidiaries, as applicable, in either case in conjunction with and as part of the Plan of Arrangement, Purchaser shall provide duly executed copies of the Mutual Releases applicable to such officers and directors;

(m) Purchaser shall, and shall cause its Subsidiaries to, use their reasonable commercial efforts to obtain the consent of their lenders (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to TargetCo on or prior to the Effective Date;

(n) Purchaser agrees that it will nominate for election at the next annual general meeting of the Purchaser Shareholders one member of the TargetCo Board of Directors, which individual shall be agreed upon prior to the Effective Date by Purchaser and TargetCo, each acting reasonably;

(o) Purchaser shall take all necessary action to ensure that it has sufficient funds to carry out its obligations under this Agreement, the Plan of Arrangement and the other elements of the Arrangement and to pay related fees and expenses and it shall, prior to the Effective Time, provide the Depositary with sufficient funds to pay in full the aggregate Cash Consideration that is payable as a portion of the purchase price for all of the TargetCo Shares;

(p) at the Effective Time, Purchaser shall make payment of the TargetCo Termination / Contract Cancellation Obligations to the applicable parties; and

(q) Purchaser covenants and agrees that:

  (i) it will, or will cause its applicable Subsidiary to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date the policy of directors' and officers' liability insurance contemplated by Section 5.1(j); and

  (ii) all rights to indemnification or exculpation now existing in favour of present and former officers and directors of TargetCo shall survive the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

3.2 Covenants of TargetCo

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) other than as disclosed in the TargetCo Disclosure Letter, TargetCo's affairs and the business of TargetCo and TargetCo's Subsidiaries shall be conducted in the usual and ordinary course consistent with past practices and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships;

(b) TargetCo shall:

(i) operate and maintain all of its equipment in accordance with good and prudent oil and gas service industry practices in Canada, including continuing its regular maintenance program, and TargetCo shall consult with Purchaser on a regular basis regarding any material repairs to its equipment;

(ii) promptly notify the Purchaser of any material (A) spill or release of a Hazardous Substance, or (B) injury to any employee; and TargetCo shall use its reasonable commercial efforts to consult with Purchaser prior to responding to any such material spill, release or injury;

(iii) not repair any equipment where the expense would be in an amount greater than $50,000; and

(iv) not terminate any operational employee without first providing notice to the Purchaser;

(c) TargetCo shall not, and shall not permit its Subsidiaries to, directly or indirectly, do or permit to occur any of the following:

(i) amend its constating documents;

(ii) declare, set aside or pay any dividend or distribution or make any other payment (whether in cash, shares or property, and including as a return of capital) in respect of its outstanding securities, other than any interest and principal payments required to be made pursuant to the TargetCo Credit Facility;

(iii) issue or agree to issue, grant, sell or pledge any TargetCo Shares or other securities of TargetCo or its Subsidiaries including, without limitation, securities convertible into or exchangeable or exercisable for TargetCo Shares, or otherwise evidencing a right to acquire TargetCo Shares, other than (A) the issuance of TargetCo Shares pursuant to the exercise of the TargetCo Options outstanding as of the date hereof, and (B) as disclosed in the TargetCo Disclosure Letter;

(iv) redeem, purchase or otherwise acquire any of the outstanding TargetCo Shares or other securities (including pursuant to a normal course issuer bid);

(v) split, combine or reclassify any of the TargetCo Shares or other securities of TargetCo;

(vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization;

(vii) adopt, implement or enter into any shareholder rights plan or similar plan (or resolve to do so); or

(viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(d) TargetCo will not, and will not permit its Subsidiaries to, directly or indirectly, do or permit to occur any of the following:

(i) other than as set forth in the TargetCo Disclosure Letter, sell, pledge, dispose of or encumber any assets, except for sales of product made by TargetCo in the ordinary course of business;

(ii) except as contemplated by TargetCo's capital expenditure forecast (as set forth in the TargetCo Disclosure Letter), expend or commit to expend any amount with respect to capital expenditures;

(iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement or otherwise in connection with this Agreement and the transactions contemplated hereby;

(iv) reorganize, amalgamate, merge or otherwise combine TargetCo or its Subsidiaries with any other Person;

(v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a Subsidiary or affiliate of TargetCo, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer;

(vi) except as contemplated by TargetCo's capital expenditure forecast (as set forth in the TargetCo Disclosure Letter), acquire any assets (other than the purchase of product in the ordinary course of business and purchases made pursuant to any fixed price or fixed term supply agreements);

(vii) other than as set forth in the TargetCo Disclosure Letter, incur any indebtedness for borrowed money in excess of existing credit facilities, or incur any other material indebtedness, liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees and expenses that are incurred and are payable in connection with the Arrangement;

(viii) authorize, recommend or propose any release or relinquishment of any material contract right other than in the ordinary course of business;

(ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract or other material document other than in the ordinary course of business;

(x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the TargetCo Financial Statements or otherwise in the ordinary course of business;

(xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions outside of the ordinary course of business of TargetCo or any of its Subsidiaries;

(xii) enter into any employment or consulting agreement that cannot be terminated on 30 days or less notice without penalty; or

(xiii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(e) neither TargetCo nor its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit, profit sharing, stock option, stock purchase, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, program, agreement, fund or arrangement for the benefit of TargetCo Employees or TargetCo Consultants (or amend any rights thereunder), except with respect to existing provisions of any such plans, programs, agreements, funds or arrangements (including, without limitation and for greater certainty, the payment of field bonuses and sales commissions made in the ordinary course of business, which is permitted);

(f) TargetCo shall not, and shall cause its Subsidiaries to not: (i) make any payment to any employee, consultant, officer or director outside of their ordinary and usual compensation for services provided (for greater certainty, "ordinary and usual compensation for services" includes the payment of field bonuses and sales commissions made in the ordinary course of business); and (ii) except as contemplated by this Agreement, enter into any new agreement, commitment or understanding (written or verbal) with any TargetCo Employee or TargetCo Consultant;

(g) TargetCo shall not, and shall cause its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any "change of control", severance, retention or termination pay policies or arrangements for any directors, officers, employees or consultants; or (iv) advance any loan to any officer, director or any other party;

(h) TargetCo shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and TargetCo will pay all premiums in respect of such insurance policies that become due after the date hereof, and TargetCo shall consult with Purchaser with respect to all such matters prior to taking any action in respect thereof;

(i) TargetCo shall not make any amendment to outstanding TargetCo Options;

(j) TargetCo shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k) TargetCo shall promptly notify Purchaser in writing of any material change (actual, anticipated, contemplated or, to the knowledge of TargetCo, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by TargetCo in this Agreement, which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect, and TargetCo shall in good faith discuss with Purchaser any change (actual, anticipated, contemplated, or to the knowledge of TargetCo, threatened) which is of such a nature that there

may be a reasonable question as to whether notice need to be given to Purchaser pursuant to this provision;

(l) TargetCo shall, and shall cause its Subsidiaries to, use their reasonable commercial efforts to obtain the consent of their lenders (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Purchaser on or prior to the Effective Date;

(m) TargetCo shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably practicable following execution of this Agreement to the extent that the satisfaction of the same is within the control of TargetCo;

(n) TargetCo shall call and hold the TargetCo Meeting as contemplated herein, shall provide notice to Purchaser of the TargetCo Meeting and allow Purchaser's representatives to attend such meeting;

(o) subject to compliance by Purchaser with Section 3.1(f), TargetCo will ensure that the TargetCo Information Circular provides TargetCo Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Purchaser Information in the TargetCo Information Circular in the form approved by Purchaser, acting reasonably, and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by TargetCo or Purchaser that are required to be included therein in accordance with Applicable Laws; (ii) the determination of the TargetCo Board of Directors that the Arrangement is fair to TargetCo Shareholders and is in the best interests of TargetCo and TargetCo Shareholders, and include the recommendation of the TargetCo Board of Directors that the TargetCo Securityholders vote in favour of the Arrangement Resolution; and (iii) the TargetCo Fairness Opinion dated as of the date of this Agreement that the consideration to be received by the TargetCo Shareholders under the Arrangement is fair, from a financial point of view, to TargetCo Shareholders; provided that, notwithstanding the covenants of TargetCo in this subsection, prior to the completion of the Arrangement, the TargetCo Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if the TargetCo Board of Directors determines, acting reasonably, after receipt of advice from TargetCo's outside legal counsel, which is reflected in minutes of the TargetCo Board of Directors, that failure to so withdraw, modify or change its recommendation would be inconsistent with its fiduciary duties under Applicable Laws and, if applicable, provided that the provisions of Sections 3.4 and 6.1 shall have been complied with;

(p) TargetCo shall indemnify and save harmless Purchaser and its directors, officers and agents, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, or any of its directors, officers or agents, may be subject or which Purchaser, or any of its directors, officers or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

 (i) any misrepresentation or alleged misrepresentation in the TargetCo Information Circular or in any material filed by or on behalf of TargetCo in compliance or intended compliance with any Applicable Laws;

 (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged

misrepresentation in the TargetCo Information Circular or in any material filed by or on behalf of TargetCo in compliance or intended compliance with Applicable Canadian Securities Laws and U.S. Securities Laws, which prevents or restricts the trading in the TargetCo Shares; and

(iii) TargetCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that TargetCo shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon (A) any misrepresentation or alleged misrepresentation of a material fact based solely on the Purchaser Information included in the TargetCo Information Circular, or (B) the negligence of Purchaser;

(q) except for non-substantive communications with securityholders, TargetCo will furnish promptly to Purchaser or Purchaser's counsel a copy of each notice, report, schedule or other document delivered, filed or received by TargetCo in connection with: (i) the Arrangement; (ii) the TargetCo Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(r) TargetCo shall:

(i) solicit proxies to be voted at the TargetCo Meeting in favour of matters to be considered at the TargetCo Meeting, including the Arrangement Resolution, provided that TargetCo will, if requested by Purchaser, or may with the prior written consent of Purchaser, engage an information agent or a proxy solicitation agent for such purpose; and

(ii) advise Purchaser as reasonably requested, and on a daily basis on each of the last seven business days prior to the TargetCo Meeting, as to the aggregate tally of the proxies and votes received in respect of the TargetCo Meeting;

(s) TargetCo shall conduct the TargetCo Meeting in accordance with the articles, by-laws, and other constating documents of TargetCo and any instrument governing the TargetCo Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(t) TargetCo will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of TargetCo in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(u) in the event that dissent rights are given to TargetCo Securityholders under the terms of the Interim Order, TargetCo shall promptly advise Purchaser of the number of TargetCo Securities for which TargetCo receives notices of dissent or written objections to the Arrangement and provide Purchaser with copies of such notices and written objections;

(v) prior to the Effective Date, TargetCo will cooperate with Purchaser in making application to the TSX to list the Purchaser Shares to be issued by Purchaser pursuant to the Arrangement;

(w) TargetCo shall use its commercially reasonable efforts to cause the resignation of all of the directors and officers of TargetCo and its Subsidiaries at the Effective Time (and for such directors and officers to execute Mutual Releases);

(x) TargetCo shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might reasonably be expected to directly or indirectly interfere with or affect the consummation of the Arrangement, and TargetCo shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement; and

(y) TargetCo shall use its reasonable commercial efforts to prepare, and have reviewed by KPMG LLP, its unaudited interim comparative consolidated financial statements as at and for the three and nine month periods ended September 30, 2009, together with the notes thereto (collectively, the "**Q3 Financial Statements**"), on or before the Effective Date.

3.3 Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Purchaser and TargetCo will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) to effect, as soon as practicable, all registrations, filings and submissions of information required, or in the case of the Competition Act which the Parties consider advisable, to be effected by it in connection with the Arrangement or requested by Governmental Entities to obtain all necessary consents, waivers and approvals required to be obtained by it in connection with the Arrangement, including under the Competition Act, and each of Purchaser and TargetCo will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, assisting with the preparation and filing of any registrations, filings and submissions and continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Purchaser and TargetCo, subject in all cases to Applicable Laws and to the Confidentiality Agreement;

(d) to promptly notify the Other Party of any communications from or with any Governmental Entity with respect to the Arrangement and ensuring to the extent permitted by Law or Governmental Entity that each of the Parties is entitled to attend any meetings with or other appearances before any Governmental Entity with respect to the Arrangement;

(e) to consult and cooperate with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party to any Governmental Entity in connection with the Arrangement, including for greater certainty providing the Other Party with a copy of any such materials in draft form,

giving such Other Party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entity, and taking account of all reasonable comments made by such Other Party, subject in all cases to Applicable Laws and to the Confidentiality Agreement;

(f) to consult and cooperate in all respects with the Other Party in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Arrangement;

(g) to cooperate with the Other Party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the Other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard as the Other Party and its tax advisors shall consider necessary, acting reasonably, provided that TargetCo shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by the TargetCo Shareholders or that will be prejudicial to TargetCo in the event that the Arrangement is not completed; and

(h) cause the mailing of the TargetCo Information Circular to the TargetCo Securityholders to occur on or about October 20, 2009, and in any event by January 8, 2010.

3.4 TargetCo Covenants Regarding Non-Solicitation

(a) TargetCo shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with TargetCo relating to an Acquisition Proposal.

(b) TargetCo shall not, and will cause each of its Subsidiaries not to, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert, agent or other representative retained by it to do, any of the following:

(i) solicit, assist, knowingly facilitate, initiate or knowingly encourage (including by way of furnishing any non-public information, permitting any visit to any facilities or properties of TargetCo or any Subsidiary of TargetCo, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Purchaser, the approval or recommendation of the TargetCo Board of

Directors or any committee thereof of this Agreement or the Arrangement, or accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal (or propose publicly to do any of the foregoing);

provided, however, that notwithstanding any other provision hereof, TargetCo and its officers, directors and advisors may, prior to the approval of the Arrangement Resolution at the TargetCo Meeting:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, or any other breach of this Section 3.4, by TargetCo or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of TargetCo that is substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Purchaser as set out below), may furnish to such third party information concerning TargetCo and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the TargetCo Board of Directors determines in good faith: (1) that the funds or other consideration necessary to complete the Acquisition Proposal are, or are reasonably likely to be, available to fund the completion of the Acquisition Proposal at the time and on the basis set out therein; (2) after consultation with its financial advisor, would, or would reasonably be likely to, if consummated in accordance with its terms, result in a transaction financially superior for TargetCo Shareholders than the transaction contemplated by this Agreement; (3) after consultation with its financial advisor and outside counsel, is reasonably likely to be consummated at the time and on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and (4) after receipt of advice from TargetCo's outside legal counsel, which is reflected in minutes of the TargetCo Board of Directors, that failure to take such action would be inconsistent with its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, TargetCo provides prompt notice to Purchaser to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to Purchaser, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that TargetCo shall notify Purchaser orally as soon as practicable and in writing within 24 hours of the receipt thereof, of any inquiries, offers or proposals received after the date hereof that would reasonably be expected to lead to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal and any amendments or supplements thereto, the identity of the Person making it, copies of all information provided to such Party (if not previously provided to Purchaser), and all other information reasonably requested by Purchaser), and TargetCo shall

keep Purchaser informed of the status and details of any such inquiry, offer or proposal and answer Purchaser's reasonable questions with respect thereto; and

(vi) comply with MI 62-104 and other Applicable Canadian Securities Laws relating to the provision of directors' circulars, information circulars or other disclosure documents and otherwise make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the TargetCo Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving advice from TargetCo's outside legal counsel, which is reflected in minutes of the TargetCo Board of Directors, that failure to take such action would be inconsistent with its fiduciary duties under Applicable Laws, and TargetCo first complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 8.1(e) and pays the amount required by Section 6.1 to Purchaser.

(c) Following receipt of a Superior Proposal, TargetCo shall give Purchaser notice, orally and in writing, of any decision by the TargetCo Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the TargetCo Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal, and shall provide a true and complete copy of such Superior Proposal (including all related financing documents) and any amendments thereto. During a period of time ending at 5:00 p.m. (Calgary time) on the third Business Day following the date on which such notice is provided (such applicable time period, or such longer period as may be provided by TargetCo, is referred to as the "**Notice Period**"), TargetCo agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such Notice Period TargetCo shall, and shall cause its financial and legal advisors to, negotiate in good faith with Purchaser and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable TargetCo to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Purchaser proposes to amend this Agreement and the Arrangement to provide TargetCo Shareholders with a value per TargetCo Share that the TargetCo Board of Directors determines in good faith after consultation with its financial advisor to be equal to or having a value greater than the value per TargetCo Share provided in the Superior Proposal and so advises the TargetCo Board of Directors prior to the expiry of such Notice Period, the TargetCo Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal, shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement, and TargetCo shall enter into an amended version of this Agreement with Purchaser to give effect to such amendment. In the event that TargetCo provides the notice contemplated by this Section 3.4(c) on a date that is less than five Business Days prior to the TargetCo Meeting, Purchaser shall be entitled to require TargetCo to adjourn or postpone the TargetCo Meeting to a date that is not more than ten Business Days after the date of such notice. The TargetCo Board of Directors shall promptly reaffirm its recommendation of the Arrangement by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) the TargetCo Board of Directors determines that a proposed amendment to the terms of the

Arrangement and this Agreement would result in an Acquisition Proposal no longer being a Superior Proposal.

(d) TargetCo and Purchaser agree that all information that may be provided to Purchaser by TargetCo with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "Evaluation Material" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisors or representatives retained by it are aware of the provisions of this Section 3.4 applicable to such Party. Each Party shall be responsible for any breach of this Section 3.4 by such Party's officers, directors, employees, investment bankers, advisers or representatives.

3.5 Provision of Information; Access; Interim Operations

From and after the date hereof, TargetCo shall provide Purchaser and its representatives such access to its premises (including field offices and sites), books, contracts, records (including computer records), employees and management personnel as Purchaser may reasonably request in order to permit Purchaser to be in a position to expeditiously and efficiently integrate the business and operations of TargetCo immediately upon, but not prior to, the Effective Date. For greater certainty, and notwithstanding the foregoing:

(a) the provisions of this Section 3.5 are not intended to, and shall not, provide Purchaser with an extension of the right to conduct general due diligence of the business and affairs of TargetCo and its Subsidiaries; and

(b) nothing in this Section 3.5 shall be construed to obligate or require TargetCo or any of its Subsidiaries to provide Purchaser with access to any books, contracts, records or computer systems, or to furnish Purchaser with any information, to the extent (and only to the extent) that disclosure thereof is restricted or prohibited by, or would violate, (i) any law, treaty, rule or regulation of any Governmental Entity, or (ii) the provisions of any confidentiality agreement with a third party.

All information disclosed or learned as a result of such access shall remain subject to the Confidentiality Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Purchaser

Purchaser hereby makes the representations and warranties set forth in this Section 4.1 to and in favour of TargetCo and acknowledges that TargetCo is relying upon such representations and warranties in connection with the matters contemplated by this Agreement (and for the purposes of this Section 4.1, all references to Purchaser shall be deemed to be references to Purchaser and its Subsidiaries, taken as a whole, except where the context requires otherwise).

(a) Organization and Qualification. Purchaser and each other Subsidiary of Purchaser that is a corporation is a corporation duly incorporated or amalgamated, as applicable, and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and

authority to own its assets as now owned and to carry on its business as now conducted. Each Subsidiary of Purchaser that is a partnership, limited partnership or other form of entity has been duly created and validly existing under the Laws of its jurisdiction of formation, and has the requisite power and authority to own its assets and to carry on its business as now conducted by such entity. Purchaser and each of its Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on Purchaser.

(b) Authority Relative to this Agreement. Purchaser has the requisite corporate power and authority to execute this Agreement, and Purchaser has the requisite corporate power and authority to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Purchaser of the Arrangement have been duly authorized by the Purchaser Board of Directors, and no other proceedings on the part of Purchaser is necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) No Violations. Except as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Purchaser, nor the consummation of the Arrangement, nor compliance by Purchaser with any of the provisions hereof will: (A) subject to receipt of any required lender and other third party approvals and consents as contemplated by Section 5.1(h), violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of Purchaser or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Purchaser Material Agreement or the articles, by-laws, shareholder agreements or other constating documents of Purchaser, or (2) any material note, bond, mortgage, indenture, loan agreement, plan, policy, deed of trust, agreement, lien, contract or other instrument or obligation to which Purchaser is a party or to which Purchaser, or any of its properties or assets, may be subject or by which Purchaser is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Purchaser or any of its properties or assets (except, in the case of each of paragraphs (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect on Purchaser, or significantly impede the ability of Purchaser to consummate the Arrangement); or (C) violate any of the terms, conditions or provisions of any authorization, consent, approval or license currently in effect, which violation would have a Material Adverse Effect on Purchaser; and

(ii) other than in connection with or in compliance with the provisions of Applicable Canadian Securities Laws, U.S. Securities Laws, the ABCA, the Competition Act, or other similar Applicable Laws (including any Laws that regulate competition, antitrust or

foreign investment), the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, or which are required to be filed post-Arrangement, (A) there is no legal impediment to Purchaser's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Purchaser in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Purchaser, or significantly impede the ability of Purchaser to consummate the Arrangement.

(d) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of Purchaser, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Purchaser, or affecting or that would reasonably be expected to affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity, which action, suit or proceeding involves a possibility of any judgment against or liability of Purchaser which, if successful, would have a Material Adverse Effect on Purchaser, or would significantly impede the ability of Purchaser to consummate the Arrangement.

(e) Taxes, etc.

(i) All Tax Returns required to be filed by or on behalf of Purchaser have been duly filed on a timely basis and such Tax Returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Purchaser with respect to items or periods covered by such Tax Returns.

(ii) Purchaser has paid, or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2008, for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP, and has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable whether or not assessed by any appropriate Governmental Entity.

(iii) For all periods ended on and after December 31, 2008, Purchaser has made available to TargetCo true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed Tax Returns received by, or on behalf of, Purchaser or its Subsidiaries relating to Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise Tax Returns for Purchaser or its Subsidiaries.

(iv) No material deficiencies exist or have been asserted with respect to Taxes of Purchaser.

(v) Purchaser is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Purchaser, has such an event been asserted or threatened against it or any of its assets that would have a Material Adverse Effect on Purchaser. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Purchaser. No audit by tax authorities of Purchaser is in process or pending, to the knowledge of Purchaser.

(vi) Purchaser has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2008 (or such amounts are fully funded) for all pension or other employee benefit obligations of Purchaser arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Purchaser.

(f) Reporting Issuer Status. Purchaser is a reporting issuer (where such concept exists) in all of the provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Purchaser Shares are not (and are not required to be), and no other class of equity securities of Purchaser is, or is required to be, registered pursuant to Section 12 of the U.S. Exchange Act. Purchaser is in material compliance with all applicable U.S. Securities Laws. The Purchaser Shares are listed and posted for trading on the TSX and Purchaser is in material compliance with the rules of the TSX.

(g) Capitalization. The authorized capital of Purchaser consists of an unlimited number of Purchaser Shares. As of the date hereof, there were issued and outstanding not more than 37,741,561 Purchaser Shares. Other than as contemplated by this Agreement, the Purchaser Rights and not more than 2,680,611 Purchaser Shares issuable pursuant to the Purchaser Rights that are currently issued and outstanding under the Purchaser Incentive Plan, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Purchaser of any securities of Purchaser (including Purchaser Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Purchaser (including Purchaser Shares); provided that nothing in this Agreement shall prevent or otherwise restrict Purchaser or any of its Subsidiaries from issuing, or agreeing to issue, additional equity or debt securities at any time following the date of this Agreement, and any such issuance or agreement shall not constitute a breach by Purchaser of any provisions of this Agreement. All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Purchaser Shares issuable pursuant to the Purchaser Rights in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(h) Ownership of Subsidiaries. Other than in respect of (i) North Aegean Petroleum Company E.P.E. and Sea of Thrace Petroleum Company E.P.E., in respect of which (in each case) the Purchaser owns 83.3% of the outstanding equity, and (ii) Calfrac Well Service (Argentina) S.A., in respect of which the Purchaser owns 80% of the outstanding equity, Purchaser is the beneficial direct or indirect owner of all of the outstanding shares and partnership units, as applicable, of the Subsidiaries of Purchaser with good title thereto free and clear of any and all encumbrances (other than share pledges or other encumbrances granted pursuant to the Purchaser Credit Facility). Except as contemplated by this Agreement and the sale and purchase agreement dated April 18, 2008 in respect of the sale of the Purchaser's interests in North Aegean Petroleum Company E.P.E. and Sea of Thrace Petroleum Company E.P.E., there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of Purchaser's Subsidiaries of any securities of Purchaser's Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Purchaser's Subsidiaries. All outstanding securities of Purchaser's Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(i) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Purchaser Shares or any other securities of Purchaser or its Subsidiaries has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Purchaser, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(j) Material Agreements. There are no agreements material to the conduct of Purchaser's affairs or businesses, as applicable, except for the Purchaser Material Agreement, or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and Purchaser is not in material default under any such agreement that it is a party to.

(k) Filings. Purchaser has filed all material documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws, and at the time filed such documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(l) No Material Adverse Change. Since December 31, 2008, other than as disclosed in the Public Record: (i) Purchaser has conducted its business only in the ordinary and normal course; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Purchaser has been incurred other than in the ordinary course of business; and (iii) there has not been any Material Adverse Change in respect of Purchaser.

(m) Books and Records. The records and minute books of Purchaser and its Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(n) Reports. As of their respective dates: (i) the Purchaser Financial Statements and related management's discussion and analysis; (ii) the Purchaser AIF; (iii) Purchaser's management information circular dated March 31, 2009 for the annual meeting of Purchaser Shareholders held on May 12, 2009; and (iv) all Purchaser press releases, material change reports, business acquisition reports or other documents filed with the Securities Authorities since December 31, 2008; did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. Since December 31, 2008, Purchaser has not filed any material change reports that continue to be confidential. The Purchaser Financial Statements and other financial statements of Purchaser included or incorporated by reference in such forms and statements were prepared in accordance with GAAP and present fairly in accordance with GAAP the consolidated financial position, results of operations and cash flows of Purchaser on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Purchaser. There has been no material change in Purchaser's accounting policies, except as described in the notes to the Purchaser Financial Statements, since December 31, 2008.

(o) Absence of Undisclosed Liabilities. Purchaser has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Purchaser Financial Statements; and

(ii) those incurred in connection with the execution of this Agreement;

which would reasonably be expected to have a Material Adverse Effect on Purchaser.

(p) Environmental. There has not occurred any material spills, emissions or pollution on any property of Purchaser, nor has Purchaser been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Purchaser. All operations of Purchaser have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect on Purchaser. Purchaser is not subject to or aware of and has not received:

(i) any orders or directives under Applicable Laws that relate to environmental, health or safety matters and that require or may require, any work, repairs, construction or capital expenditures with respect to Purchaser's assets, where such orders or directives have not been complied with in all material respects; or

(ii) any demand or notice under Applicable Laws with respect to the breach of any Environmental Laws applicable to Purchaser's assets, including, without limitation, respecting the use, storage, treatment, transportation or disposition of any Hazardous Substances;

except where the subject matter of such orders, directives, demands or notices would not have a Material Adverse Effect on Purchaser.

(q) Title. Purchaser is not aware of any defects, failures or impairments in the title of Purchaser to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate, could reasonably be expected to have a Material Adverse Effect on Purchaser.

(r) Licences. Purchaser has obtained and is in material compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which, or the non-compliance with which, would not have a Material Adverse Effect on Purchaser.

(s) Compliance with Laws. Purchaser has complied with and is in compliance with all Laws applicable to the operation of its businesses, except where such non-compliance would not have a Material Adverse Effect on Purchaser or on the ability of Purchaser to consummate the Arrangement.

(t) Long Term and Derivative Transactions. Except as set forth in the Purchaser Financial Statements or as otherwise disclosed by Purchaser in the Public Record, as of the date hereof, Purchaser and its Subsidiaries do not have any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar

transactions, currency swap transactions, cross-currency rate swap transactions, currency options, or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(u) Insurance. Policies of insurance are in force as of the date hereof naming Purchaser (or a Subsidiary thereof) as an insured that adequately cover all risks as are customarily covered by companies operating the businesses that Purchaser operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(v) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Purchaser is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Purchaser in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Purchaser from engaging in this business or from competing with any Person or in any geographic area.

(w) No Defaults under Applicable Laws, Leases and Agreements.

(i) Purchaser has not received notice of any default under any of the leases and other title documents, or under any other agreement or instrument pertaining to Purchaser's assets to which Purchaser is a party or by or to which Purchaser or any such assets are bound or subject, or under any Applicable Laws pertaining to Purchaser's assets, which could reasonably be expected to have a Material Adverse Effect on Purchaser.

(ii) To its knowledge:

(A) Purchaser is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any;

Applicable Laws pertaining to its assets, except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Purchaser.

(iii) To its knowledge:

(A) Purchaser is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any;

leases and other title documents or any other agreements and instruments pertaining to its assets to which it is a party or by or to which it or such assets are bound or subject and, to its knowledge, all such leases, title documents and other agreements and instruments are in good standing and in full force and effect and, to its knowledge, none of the counterparties to such leases, title documents and other agreements and instruments is in

default thereunder, except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Purchaser.

(x) Place of Principal Offices. The principal offices of Purchaser are not located within the United States.

(y) Investment Company and PFIC. Purchaser is not registered as, and to the best of its knowledge, is not required to be registered as, an investment company pursuant to the United States *Investment Company Act of 1940*, as amended, and Purchaser believes that it was not, in the year ended December 31, 2008 and prior years, and based on current business plans and financial projections, does not expect to be, in the year ended December 31, 2009, a "passive foreign investment company" as defined under Section 1297(a) of the United States Internal Revenue Code.

(z) Disclosure. To the knowledge of Purchaser, it has not withheld from TargetCo any material information or documents concerning Purchaser or any of its Subsidiaries or their respective assets or liabilities during the course of TargetCo's review of Purchaser, its Subsidiaries and their respective assets. All information and documents provided by Purchaser to TargetCo is true and correct in all material respects as of the respective dates of currency of such information and documentation. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to TargetCo by Purchaser pursuant hereto (including, without limitation, any matter disclosed in writing by Purchaser to TargetCo prior to the date hereof) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(aa) Investment Canada Act. Purchaser is a "Canadian" within the meaning of the Investment Canada Act.

(bb) Employment Matters. Purchaser and its Subsidiaries are in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labour practices.

(cc) Off-Balance Sheet Arrangements. Purchaser and its Subsidiaries do not have any "off-balance sheet arrangements" as such term is defined under GAAP.

(dd) Funds Available. Purchaser has sufficient funds or committed financing available to effect the consummation of the Arrangement on the terms contemplated hereunder, including without limitation to fund the Maximum Cash Consideration Amount, and to pay all of its related fees and expenses.

4.2 Representations and Warranties of TargetCo

TargetCo hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of Purchaser and acknowledges that Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement (and for the purposes of this Section 4.2, all references to TargetCo shall be deemed to be references to TargetCo and its Subsidiaries, taken as a whole, except where the context requires otherwise).

(a) Organization and Qualification. TargetCo and each of its Subsidiaries is a corporation duly incorporated or amalgamated, as applicable, and validly existing under the Laws of its

jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. TargetCo and each of its Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on TargetCo. Copies of the constating documents of TargetCo and each of its Subsidiaries made available to Purchaser, which included all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative to this Agreement. TargetCo has the requisite corporate power and authority to execute this Agreement, and has the requisite corporate power and authority to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by TargetCo of the Arrangement have been duly authorized by the TargetCo Board of Directors and, subject to the requisite approval of the TargetCo Securityholders, no other proceedings on the part of TargetCo are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by TargetCo and constitutes a legal, valid and binding obligation of TargetCo enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. TargetCo has no Subsidiaries other than: Dominion Land Projects Ltd., a corporation incorporated under the ABCA; and, Century Frac Services Inc., a corporation incorporated under the ABCA (which corporation is currently inactive).

(d) No Violations. Except as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by TargetCo nor the consummation of the Arrangement nor compliance by TargetCo with any of the provisions hereof will: (A) subject to receipt of any required lender and other third party approvals and consents as contemplated by Section 5.1(h), violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of TargetCo or its Subsidiaries or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the TargetCo Material Agreements or the articles, by-laws, shareholder agreements or other constating document of TargetCo or its Subsidiaries, or (2) any material note, bond, mortgage, indenture, loan agreement, plan, policy, deed of trust, agreement, lien, contract or other instrument or obligation to which TargetCo or a Subsidiary of TargetCo is a party or to which any of them, or any of their respective properties or assets, may be subject or by which TargetCo or its Subsidiaries is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to TargetCo or its Subsidiaries or any of their respective properties or assets (except, in the case of each of paragraphs (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have a Material Adverse Effect on TargetCo, or significantly impede the ability of TargetCo to

consummate the Arrangement); or (C) violate any of the terms, conditions or provisions of any authorization, consent, approval or license currently in effect, which violation would have a Material Adverse Effect on TargetCo; and

(ii) other than in connection with or in compliance with the provisions of Applicable Canadian Securities Laws, U.S. Securities Laws, the ABCA, the Competition Act, or other similar Applicable Laws (including any Laws that regulate competition, antitrust or foreign investment), the terms of the Interim Order and the Final Order in respect of the Arrangement and the filing of the Articles of Arrangement, or which are required to be filed post-Arrangement, and except for the requisite approval of TargetCo Securityholders, (A) there is no legal impediment to TargetCo's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of TargetCo or its Subsidiaries in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on TargetCo, or significantly impede the ability of TargetCo to consummate the Arrangement.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of TargetCo, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect TargetCo or its Subsidiaries, or affecting or that would reasonably be expected to affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity, which action, suit or proceeding involves a possibility of any judgment against or liability of TargetCo or its Subsidiaries which, if successful, would have a Material Adverse Effect on TargetCo, or would significantly impede the ability of TargetCo to consummate the Arrangement.

(f) Taxes, etc.

(i) All Tax Returns required to be filed by or on behalf of TargetCo and its Subsidiaries (other than Tax Returns in respect of the years ended December 30, 2008 and December 31, 2008) have been duly filed on a timely basis and such Tax Returns are correct in all material respects. All Taxes shown to be payable on such filed Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by TargetCo or its Subsidiaries with respect to items or periods covered by such filed Tax Returns.

(ii) TargetCo and each of its Subsidiaries has paid, or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2008, for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP, and has duly and timely paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable whether or not assessed by any appropriate Governmental Entity.

(iii) For all periods ended on and after December 31, 2008, TargetCo has made available to Purchaser true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed Tax Returns received by, or on behalf of, TargetCo or its Subsidiaries relating to Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise Tax Returns for TargetCo or its Subsidiaries.

(iv) No material deficiencies exist or have been asserted with respect to Taxes of TargetCo or its Subsidiaries.

(v) Neither TargetCo nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of TargetCo, has such an event been asserted or threatened against TargetCo or any of its Subsidiaries or any of their respective assets that would have a Material Adverse Effect on TargetCo. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of TargetCo or its Subsidiaries. Except as set forth in the TargetCo Disclosure Letter, no audit by tax authorities of TargetCo or its Subsidiaries is in process or pending, to the knowledge of TargetCo.

(vi) TargetCo has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2008 (or such amounts are fully funded) for all pension or other employee benefit obligations of TargetCo and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on TargetCo and its Subsidiaries.

(g) Reporting Issuer Status. TargetCo is not a reporting issuer in any province or territory of Canada. TargetCo is in material compliance with all Applicable Canadian Securities Laws. The TargetCo Shares are not listed or posted for trading on any stock exchange.

(h) Capitalization. The authorized capital of TargetCo consists of an unlimited number of TargetCo Shares and an unlimited number of preferred shares, issuable in series. As of the date hereof, there are issued and outstanding 132,512,409 TargetCo Shares and no preferred shares. Other than as contemplated by this Agreement and the 9,615,750 issued and outstanding TargetCo Options having exercise prices ranging from $1.25 to $2.00 and not more than 9,615,750 TargetCo Shares issuable pursuant to the exercise of such TargetCo Options (the full particulars of which are set forth in the TargetCo Disclosure Letter), and other than as set forth in the TargetCo Disclosure Letter, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by TargetCo of any securities of TargetCo (including TargetCo Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of TargetCo (including TargetCo Shares) (and for greater certainty, TargetCo has not adopted any shareholder rights plan or similar plan). All outstanding TargetCo Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all TargetCo Shares issuable pursuant to the TargetCo Options in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) Ownership of Subsidiaries. TargetCo is the beneficial direct or indirect owner of all of the outstanding shares of the Subsidiaries of TargetCo with good title thereto free and clear of any and all encumbrances (other than share pledges or other encumbrances granted pursuant to the TargetCo Credit Facility). There are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by TargetCo's Subsidiaries of any securities of TargetCo's Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities or interests of TargetCo's Subsidiaries. All outstanding securities of TargetCo's Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of the TargetCo Shares or any other securities of TargetCo or its Subsidiaries has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of TargetCo, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k) Material Agreements. There are no agreements material to the conduct of TargetCo's affairs or businesses, as applicable, except for the TargetCo Material Agreements and agreements entered into in the ordinary course of business, and all such material agreements are valid and subsisting and neither TargetCo nor any of its Subsidiaries is in material default under any such agreement that it is a party to.

(l) Filings. TargetCo and its Subsidiaries have filed all material documents required to be filed by them with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws, and at the time filed such documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. TargetCo will deliver to Purchaser, as soon as they become available, true and complete copies of any material reports or statements required to be filed by TargetCo or its Subsidiaries with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Purchaser, as to which TargetCo makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m) No Material Adverse Change. Since December 31, 2008, other than as disclosed in the TargetCo Financial Statements or in the Data Room: (i) TargetCo has conducted its business only in the ordinary and normal course; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to TargetCo, has been incurred other than in the ordinary course of business; and (iii) there has not been any Material Adverse Change in respect of TargetCo.

(n) Books and Records. The records and minute books of TargetCo and its Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o) Reports. As of their respective dates: (i) the TargetCo Financial Statements; and (ii) TargetCo's information circular and proxy statement dated April 28, 2009 for the annual meeting of TargetCo Shareholders held on May 25, 2009; did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The TargetCo Financial Statements were prepared in accordance with GAAP and present fairly in accordance with GAAP the consolidated financial position, results of operations and cash flows of TargetCo on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of TargetCo. There has been no material change in TargetCo's accounting policies, except as described in the notes to the TargetCo Financial Statements, since December 31, 2008.

(p) Absence of Undisclosed Liabilities. TargetCo and its Subsidiaries have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the TargetCo Financial Statements (the "**TargetCo Balance Sheet**"); and

(ii) those incurred in connection with the execution of this Agreement;

which would reasonably be expected to have a Material Adverse Effect on TargetCo.

(q) Environmental. There has not occurred any material spills, emissions or pollution on any property of TargetCo, nor has TargetCo been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on TargetCo. All operations of TargetCo have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect on TargetCo. TargetCo is not subject to or aware of and has not received:

(i) any orders or directives under Applicable Laws that relate to environmental, health or safety matters and that require or may require, any work, repairs, construction or capital expenditures with respect to TargetCo's assets, where such orders or directives have not been complied with in all material respects; or

(ii) any demand or notice under Applicable Laws with respect to the breach of any Environmental Laws applicable to TargetCo's assets, including, without limitation, respecting the use, storage, treatment, transportation or disposition of any Hazardous Substances;

except where the subject matter of such orders, directives, demands or notices would not have a Material Adverse Effect on TargetCo. TargetCo has provided Purchaser with true, complete and correct copies of all material environmental assessments, studies, audits, reviews and other written analyses conducted by or on behalf of, or which otherwise are in the possession of, TargetCo and its Subsidiaries in respect of any facility, site or other property that TargetCo or its Subsidiaries own, lease or operate.

(r) Title. TargetCo is not aware of any defects, failures or impairments in the title of TargetCo or its Subsidiaries to their assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate, could reasonably be expected to have a Material Adverse Effect on TargetCo.

(s) Licences. TargetCo and its Subsidiaries have obtained and are in material compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct their businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which, or the non-compliance with which, would not have a Material Adverse Effect on TargetCo.

(t) Compliance with Laws. TargetCo and its Subsidiaries have complied with and are in compliance with all Laws applicable to the operation of their businesses, except where such non-compliance

would not have a Material Adverse Effect on TargetCo or on the ability of TargetCo to consummate the Arrangement.

(u) Long Term and Derivative Transactions. Except as set forth in the TargetCo Financial Statements, as of the date hereof, TargetCo and its Subsidiaries do not have any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) Insurance. Policies of insurance are in force as of the date hereof naming TargetCo or a Subsidiary of TargetCo as an insured that adequately cover all risks as are customarily covered by companies operating the businesses that TargetCo operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(w) Indebtedness To and By Officers, Directors and Others. TargetCo and its Subsidiaries are not indebted to any of their respective directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to TargetCo or its Subsidiaries, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to TargetCo or its Subsidiaries other than in respect of loans relating to the relocation of certain employees, which loans are not material individually or in the aggregate.

(x) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which TargetCo or a Subsidiary thereof is a party or by which any of them are otherwise bound that would now or hereafter in any way limit the business or operations of TargetCo or a Subsidiary thereof in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of TargetCo or a Subsidiary thereof from engaging in this business or from competing with any Person or in any geographic area.

(y) No Defaults under Applicable Laws, Leases and Agreements.

(i) TargetCo and its Subsidiaries have not received notice of any default under any of the leases and other title documents, or under any other agreement or instrument pertaining to their assets, to which any of them is a party or by or to which any of them or any such assets are bound or subject, or under any Applicable Laws pertaining to TargetCo's or its Subsidiaries' assets, which could reasonably be expected to have a Material Adverse Effect on TargetCo.

(ii) To its knowledge:

(A) TargetCo and its Subsidiaries are in good standing under all, and are not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any;

Applicable Laws pertaining to their assets, except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on TargetCo.

(iii) To its knowledge:

(A) TargetCo and its Subsidiaries are in good standing under all, and are not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any;

leases and other title documents or any other agreements and instruments pertaining to its assets to which it is a party or by or to which it or such assets are bound or subject and, to its knowledge, all such leases, title documents and other agreements and instruments are in good standing and in full force and effect and, to its knowledge, none of the counterparties to such leases, title documents and other agreements and instruments is in default thereunder, except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on TargetCo.

(z) Place of Principal Offices. The principal offices of TargetCo are not located within the United States.

(aa) Investment Company. TargetCo is not registered as, and to the best of its knowledge, is not required to be registered as, an investment company pursuant to the United States *Investment Company Act of 1940*, as amended.

(bb) Disclosure. To the knowledge of TargetCo, it has not withheld from Purchaser any material information or documents concerning TargetCo or any of its Subsidiaries or their respective assets or liabilities during the course of Purchaser's review of TargetCo, its Subsidiaries and their respective assets. All information and documents provided by TargetCo to Purchaser are true and correct in all material respects as of the respective dates of currency of such information and documentation. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Purchaser by TargetCo pursuant hereto (including, without limitation, any matter disclosed in writing by TargetCo to Purchaser prior to the date hereof) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(cc) No Encumbrances. TargetCo and its Subsidiaries have not encumbered or alienated their interests in their assets or agreed to do so and such assets are free and clear of all encumbrances, except for or pursuant to encumbrances securing the TargetCo Credit Facility and derivative transactions with the lenders (and other affiliates) thereunder, or encumbrances disclosed in any governmental registry or those arising in the ordinary course of business, which are not material in the aggregate.

(dd) Outstanding Acquisitions and Dispositions. TargetCo and its Subsidiaries have no rights to purchase or obligations to sell or otherwise dispose of assets, properties or undertakings to third parties under any agreements.

(ee) Fairness Opinion. The TargetCo Board of Directors received a verbal opinion on September 20, 2009 from CIBC that that the consideration to be received by the TargetCo Shareholders under the Arrangement is fair, from a financial point of view, to the TargetCo Shareholders, and expects to receive a written fairness opinion to the same effect prior to the mailing of the TargetCo Information Circular for inclusion therein (the "**TargetCo Fairness Opinion**").

(ff) Employee Benefit Plans. TargetCo has made available to Purchaser prior to the date hereof true, complete and correct copies of each employee benefits or stock savings or option plan (the "**TargetCo Employee Plans**") covering active, former or retired employees of TargetCo and its Subsidiaries, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each TargetCo Employee Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefore; (ii) all required material employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each TargetCo Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of TargetCo, there are no pending or anticipated material claims against or otherwise involving any of the TargetCo Employee Plans and no suit, action or other litigation has been brought against or with respect to any TargetCo Employee Plan; (v) all material contributions, reserves or premium payments required to be made to the TargetCo Employee Plans have been made or provided for; (vi) TargetCo and its Subsidiaries have no material obligations for retiree health and life benefits under any TargetCo Employee Plan; and (vii) TargetCo has provided adequate accruals in the TargetCo Financial Statements in accordance with GAAP for the period ended as of the date of the TargetCo Balance Sheet contained therein (or such amounts are fully funded) for all pension or other employee benefit obligations of TargetCo and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on TargetCo and its Subsidiaries.

(gg) No Insider Rights. No director, officer, insider or other party not at arm's length to TargetCo or its Subsidiaries has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any assets of TargetCo or its Subsidiaries.

(hh) Brokers and Finders. TargetCo has not retained nor will it retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that CIBC has been retained by TargetCo as its financial advisor in connection with certain matters including the transactions contemplated hereby, and a true and complete copy of the engagement agreement between TargetCo and CIBC has been provided to Purchaser. The amount of all fees payable to CIBC under such agreement (whether paid before or after the date hereof) shall not exceed the amounts set forth therein. After the payment of such financial obligations to CIBC, TargetCo will not have any continuing obligations to CIBC other

than those set forth in the aforementioned agreement, including those related to indemnification, confidentiality and the payment of reasonable out-of-pocket expenses.

(ii) Employment, Consultant and Officer Obligations. TargetCo has made available to Purchaser information respecting all TargetCo Consultants and all TargetCo Employees, all employee health and benefit plans of TargetCo and its Subsidiaries, all employment or consulting services agreements between TargetCo and its Subsidiaries and the TargetCo Employees and the TargetCo Consultants, all termination, severance, change of control, bonus and retention agreements, plans or policies of TargetCo and its Subsidiaries, and all agreements, plans or policies pursuant to which residual payments or loyalty payments are or could be payable. TargetCo's obligations to existing and former vice-presidents, the chief financial officer and the president and chief executive officer of TargetCo on the Effective Date for severance, termination and contract cancellation payments shall not exceed the aggregate amount set forth in the TargetCo Disclosure Letter (the "**TargetCo Termination / Contract Cancellation Obligations**"), the details of which are set forth in the TargetCo Disclosure Letter. Except as set out in the TargetCo Disclosure Letter and this Agreement, none of the execution or delivery of this Agreement or the fulfillment of or compliance with the terms of this Agreement or the consummation of any of the transactions or other matters contemplated in this Agreement will (either alone or in combination with another event):

(i) result in any payment or benefit (including bonus, golden parachute, retirement, severance, or other benefit or enhanced benefit) becoming due or payable to any present or former employee, director or consultant of TargetCo, including under any TargetCo Employee Plan; and

(ii) result in the acceleration of the time of payment or vesting or result in any funding of any benefits otherwise payable, including under any TargetCo Employee Plan.

(jj) Employment Matters. TargetCo and its Subsidiaries are in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labour practices. Except as set forth in the TargetCo Disclosure Letter, no TargetCo Employee or TargetCo Consultant is on short-term or long-term disability benefits or, to TargetCo's knowledge, is in the process of applying for short-term or long term disability benefits. With respect to any TargetCo Employee or TargetCo Consultant whose employment or consultancy has been terminated within two years prior to the date of this Agreement, all amounts owing in respect of such termination (whether as salary, benefits, severance or termination pay) have been paid and no such TargetCo Employee or TargetCo Consultant has made or, to TargetCo's knowledge, has any legal basis to make, any claim for further payment, whether in respect of salary, human rights breach, benefits, severance or termination payment or otherwise. TargetCo and its Subsidiaries have not agreed to recognize any union or other collective bargaining representative, nor has any other union or other collective bargaining representative been certified as the exclusive bargaining representative of any TargetCo Employees or TargetCo Consultants, and TargetCo and its Subsidiaries are not a party to, or bound by, any collective bargaining agreement or any other labour contract applicable to any TargetCo Employees or TargetCo Consultants. To the knowledge of TargetCo, no union organizational campaign or representation petitions are currently pending with respect to any TargetCo Employees or TargetCo Consultants. There is no labour strike or labour dispute, slowdown, lockout or stoppage actually pending or to the knowledge of TargetCo, threatened against or affecting TargetCo or its Subsidiaries, and TargetCo and its Subsidiaries have not experienced any labour strikes or labour disputes, slowdowns, lockouts or stoppages within the last three years. Except as disclosed in the TargetCo Disclosure Letter and as required by

Applicable Laws, neither TargetCo nor any of its Subsidiaries has any employment contracts or arrangements with its officers and employees, nor do any of them have any management, employment, consulting, retention, change in control or like agreements, which will require cash payments or the provision of other compensation or benefits as a result of the consummation of the transactions contemplated by this Agreement.

(kk) Confidentiality Agreement. All agreements entered into by TargetCo and its Subsidiaries with persons other than Purchaser regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of TargetCo or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and TargetCo has not waived the standstill or other provisions of any of such agreements.

(ll) Location of Assets and U.S. Sales. TargetCo, including all entities "controlled by" TargetCo for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, does not hold assets located in the United States with a fair market value in excess of U.S. $65.2 million in the aggregate and, during the 12-month period ended December 31, 2008, did not make sales in or into the United States in excess of U.S. $65.2 million in the aggregate. For purposes of the foregoing, the term "United States" shall include the several States, the territories, possessions, and commonwealths of the United States, and the District of Columbia.

(mm) Foreign Private Issuer; SEC Status. TargetCo is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act. Neither the TargetCo Shares nor any other class of TargetCo securities, nor any class of securities of TargetCo's Subsidiaries, is a class of securities registered or required to be registered pursuant to Section 12 of the U.S. Exchange Act, and TargetCo and its Subsidiaries are in material compliance with all applicable U.S. Securities Laws, if any.

(nn) Guarantees and Indemnification. TargetCo and its Subsidiaries are not a party to or bound by any agreement of guarantee, indemnification or any like commitment in respect of the obligations, liabilities (contingent or otherwise) or indebtedness (including, without limitation, any letter of credit) of any Person (other than TargetCo or any of its Subsidiaries), other than (i) in connection with the TargetCo Credit Facility, (ii) the indemnification of directors and officers in accordance with the by-laws of TargetCo and its Subsidiaries or Applicable Laws, and (iii) standard indemnity agreements in underwriting and agency agreements.

(oo) Off-Balance Sheet Arrangements. TargetCo and its Subsidiaries do not have any "off-balance sheet arrangements" as such term is defined under GAAP.

(pp) Intellectual Property. To the knowledge of TargetCo, TargetCo and its Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property necessary to carry on the business now operated by them. To the knowledge of TargetCo, neither TargetCo nor any Subsidiary has received any written notice or claim challenging TargetCo or its Subsidiaries respecting the validity of, use of or ownership of the processes and technology used by them, and to the knowledge of TargetCo, there are no facts upon which such a challenge could reasonably be made. To the knowledge of TargetCo, no Person is infringing upon or otherwise violating any intellectual property owned or used by TargetCo or any of its Subsidiaries.

(qq) Board Approval. The TargetCo Board of Directors has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement is in the best interests of TargetCo and the TargetCo Shareholders, has unanimously determined that the Arrangement is fair to TargetCo Shareholders, and has unanimously resolved to recommend approval of the Arrangement by TargetCo Securityholders.

(rr) Real Property. TargetCo has disclosed to Purchaser in the Data Room the particulars of all real property owned by TargetCo and its Subsidiaries, including the legal description thereof (collectively, the "**Real Properties**"), and:

(i) TargetCo or one of its Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title in fee simple to, the Real Properties (including all buildings and structures thereon or appurtenant thereto), free and clear of any and all encumbrances, except for: (i) the encumbrances disclosed in the Data Room; (ii) the encumbrances disclosed or reflected in the TargetCo Financial Statements; (iii) liens for current taxes not yet due; and (iv) rights of parties in possession, zoning restrictions, easements, encroachments, rights-of-way, reservations and restrictions that run with the land and minor title defects (if any); which encumbrances do not, in the aggregate, have a Material Adverse Affect on the validity of title to or the value or marketability of the Real Properties or have a Material Adverse Affect on the use of the Real Properties as they are presently used by TargetCo or its Subsidiaries in connection with their respective businesses;

(ii) there are no agreements, options, contracts or commitments to sell, transfer or otherwise dispose of the Real Properties or which would restrict the ability of TargetCo or its Subsidiaries to transfer the Real Properties;

(iii) except as set forth in the TargetCo Disclosure Letter, the Real Properties and all buildings and structures thereon or appurtenant thereto and the conduct of the business as presently conducted on the Real Properties do not violate, and the use thereof in the manner in which presently used is not adversely affected by, any material zoning or building laws, ordinances, regulations, covenants or official plans, and TargetCo and its Subsidiaries have not received any notification alleging any such material violation; and

(iv) there are no expropriation, condemnation or similar proceedings pending or, to TargetCo's knowledge, threatened, with respect to any of the Real Properties or any part thereof.

(ss) Leases. TargetCo has disclosed to Purchaser in the Data Room the particulars of all leases or agreements to lease under which TargetCo or its Subsidiaries lease any real or immovable property that is material to TargetCo, including any amendments thereto or renewals thereof (collectively, the "**Leases**"), or in respect of which TargetCo or its Subsidiaries have any material obligations or liabilities, and:

(i) complete and correct copies of all such material Leases have been made available to Purchaser;

(ii) TargetCo and its Subsidiaries are exclusively entitled to all rights and benefits as lessee under such material Leases (as applicable), and except as disclosed in the TargetCo Disclosure Letter, TargetCo and its Subsidiaries have not sublet, assigned, licensed or

otherwise conveyed any rights in the premises subject to the Leases or in the Leases to any other Person;

(iii) all material rental and other payments and other obligations required to be paid and performed by TargetCo or its Subsidiaries pursuant to such material Leases have been duly paid and performed, TargetCo is not in default of any of its material obligations under the Leases and, to TargetCo's knowledge, none of the landlords or other parties to the Leases are in default of any of their material obligations under the Leases; and

(iv) except as disclosed in the TargetCo Disclosure Letter, the terms and conditions of the Leases will not be affected by, nor will any of the Leases be in default as a result of, the completion of the Arrangement.

(tt) Escrow; Voting Trust. To the knowledge of TargetCo, none of the TargetCo Securities are the subject of any escrow, voting trust or similar agreement.

(uu) Operations. Except as would not in the aggregate have a Material Adverse Effect on TargetCo, any and all operations of TargetCo and its Subsidiaries, and to the knowledge of TargetCo, and any all operations of third parties, on or in respect of the assets and properties of TargetCo and its Subsidiaries, have been conducted in compliance with good oilfield services practices during all periods that TargetCo and its Subsidiaries have owned such assets and properties.

(vv) Operation and Condition of Tangibles. TargetCo's and each of its Subsidiary's tangible assets have been constructed, operated and maintained in compliance with good and prudent oil and gas service industry practices in Canada and all Applicable Laws during all periods that such tangible assets have been owned by each of them, such tangible assets are in good condition and repair, ordinary wear and tear excepted, and such tangible assets are useable in the ordinary course of business, except to the extent that such non-compliance with good and prudent oil and gas service industry practices in Canada or Applicable Laws would not in the aggregate have a Material Adverse Effect on TargetCo and its Subsidiaries, taken as a whole.

(ww) Inventory and Supplies. The inventory of TargetCo and its Subsidiaries does not include any material items that are of a quality or quantity not useable or saleable in the ordinary course of business. The level of inventory of TargetCo and its Subsidiaries has been maintained at such amounts as are required for the operation of the business of TargetCo consistent with the past practice of TargetCo and such levels of inventory are adequate for such operation.

(xx) Debt. As of August 31, 2009, the TargetCo Net Debt did not exceed $32 million. For the purposes of this Section 4.2(xx), **"TargetCo Net Debt"** means the sum of long-term debt and current liabilities less current assets.

(yy) Service Agreement Liability. To the knowledge of TargetCo, neither TargetCo nor any of its Subsidiaries has any liabilities, matured or unmatured, fixed or contingent (and to the knowledge of TargetCo there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any liability), arising out of any injury to individuals or property as a result of any service performed by TargetCo or its Subsidiaries pursuant to any agreement between TargetCo or any Subsidiary of TargetCo and a third party customer of TargetCo or a Subsidiary of TargetCo relating to the provision of services by TargetCo, or arising pursuant to any indemnity provided by TargetCo or a Subsidiary of TargetCo pursuant to any such agreement, except to the extent that such liabilities would not in the aggregate have a Material Adverse Effect on TargetCo.

(zz) The aggregate expenses of TargetCo in respect of the transactions contemplated hereby and TargetCo's related strategic review process (which excludes any expenses paid to proxy solicitation agents or the Depositary, expenses incurred in connection with Competition Act filings, expenses incurred in connection with the preparation of the Q3 Financial Statements, and amounts paid by TargetCo to TargetCo Optionholders in connection with the surrender and cancellation of the TargetCo Options as contemplated by Section 2.1(a)(ii) hereof), will not exceed the amount disclosed in the TargetCo Disclosure Letter (the "**Maximum Expense Amount**"). The estimated amount of TargetCo's financial advisory expenses and legal expenses that comprise a part of the Maximum Expense Amount, and the amount of the TargetCo Termination / Contract Cancellation Obligations that comprise a part of the Maximum Expense Amount, are each disclosed in the TargetCo Disclosure Letter.

4.3 Privacy Issues

(a) For the purposes of this Section 4.3, "**Transferred Information**" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents ("**Recipient**") by or on behalf of the Other Party ("**Disclosing Party**") as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(b) Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Laws, obtained the consent of such individual to such use or disclosure.

(c) In addition to its other obligations hereunder, Recipient covenants and agrees to:

(i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(ii) after the completion of the transactions contemplated herein;

(A) collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (I) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Laws, obtained the consent of such individual to such additional purpose, or (II) such use or disclosure is permitted or authorized by Laws, without notice to, or consent from, such individual; and

(B) where required by Laws, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;

(iii) return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and

(iv) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Laws, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to January 4, 2010, the Interim Order shall have been granted in form and substance satisfactory to each of Purchaser and TargetCo, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser and TargetCo, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the holders of TargetCo Securities on or prior to the Outside Date in accordance with the Interim Order and in form and substance satisfactory to each of Purchaser and TargetCo, acting reasonably;

(c) holders of not greater than 10% of the outstanding TargetCo Shares shall have validly exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d) on or prior to the Outside Date, the Final Order shall have been granted in form and substance satisfactory to Purchaser and TargetCo, acting reasonably;

(e) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Purchaser and TargetCo, acting reasonably;

(f) the Arrangement shall have become effective on or prior to the Outside Date;

(g) any one of the following shall have occurred:

(i) the Commissioner of Competition appointed under the Competition Act (the "**Commissioner**") shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by the Arrangement;

(ii) the waiting period under Section 123(1) shall have expired and the Commissioner shall have advised the Parties that she does not, at that time, intend to make an application for an order under Section 92 of the Competition Act in respect of the transactions contemplated under the Arrangement on terms and conditions satisfactory to the Purchaser, acting reasonably;

(iii) the Commissioner shall have provided notice to the Parties under Section 123(2) that she does not, at that time, intend to make an application for an order under Section 92 of the Competition Act in respect of the transactions contemplated under the Arrangement on terms and conditions satisfactory to the Purchaser, acting reasonably; or

(iv) the Commissioner shall have (A) waived the obligation of the Parties to provide notice of the transactions contemplated under the Arrangement pursuant to Section 114(1) of the Competition Act, and (B) advised the Parties that she does not, at that time, intend to make an application for an order under Section 92 of the Competition Act in respect of such transactions on terms and conditions satisfactory to the Purchaser, acting reasonably;

(h) in addition to the requirements contemplated by Section 5.1(g), all other required domestic and foreign regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement (including any Laws that regulate competition, antitrust and foreign investment) shall have been obtained on terms and conditions satisfactory to Purchaser and TargetCo, each acting reasonably, including, without limitation:

(i) conditional approval to the listing on the TSX of the Purchaser Shares to be issued by the Purchaser pursuant to the Arrangement;

(ii) any approvals required from the lenders to TargetCo or any of its Subsidiaries, including the lenders under the TargetCo Credit Facility, unless such approvals are not required because Purchaser determines to repay such lenders at or prior to the Effective Time; and

(iii) any approvals required from the lenders to Purchaser or any of its Subsidiaries, including the lenders under the Purchaser Credit Facility;

and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period; except in each case where the failure or failures to obtain such approvals or consents, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect on either of Purchaser (whether prior to or following the completion of the Arrangement) or TargetCo;

(i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or Governmental Entity or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Purchaser or TargetCo (as applicable), acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Change in the affairs, operations or business of TargetCo or Purchaser (as applicable) (whether before or after the

completion of the Arrangement), respectively, or would have a material adverse effect on the ability of the Parties to complete the Arrangement; and

(j) Purchaser shall enter into binding arrangements effective as of the Effective Date, satisfactory to each of Purchaser and TargetCo, acting reasonably, pursuant to which Purchaser shall agree that, for a period of six years after the Effective Date, Purchaser shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Purchaser (provided that Purchaser may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of TargetCo and its Subsidiaries with respect to claims arising from facts or events which occurred before the Effective Date, or TargetCo shall have arranged for such insurance utilizing its current insurance broker on terms satisfactory to Purchaser, acting reasonably.

The foregoing conditions are for the mutual benefit of TargetCo and Purchaser and may be asserted by TargetCo and Purchaser regardless of the circumstances and may be waived by TargetCo and Purchaser (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which TargetCo or Purchaser may have.

5.2 Additional Conditions to Obligations of Purchaser

The obligations of Purchaser to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) TargetCo shall have mailed the TargetCo Information Circular and other documentation required in connection with the TargetCo Meeting on or before January 8, 2010;

(b) TargetCo shall have furnished Purchaser with:

(i) certified copies of the resolutions duly passed by the TargetCo Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of TargetCo Securityholders duly passed at the TargetCo Meeting, approving the Arrangement Resolution;

(c) the representations and warranties made by TargetCo in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (without giving effect to any materiality qualifiers contained therein) (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of TargetCo or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and TargetCo shall have provided to Purchaser a certificate of TargetCo signed by two senior officers certifying such accuracy on the Effective Date; provided that TargetCo shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(d) no Material Adverse Change shall occur with respect to TargetCo from and after the date hereof and prior to the Effective Date, and no Material Adverse Change in the financial condition of TargetCo shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the TargetCo Financial Statements;

(e) TargetCo shall have complied in all material respects with its covenants and obligations herein, except where the failure to comply in all material respects with its covenants and obligations, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of TargetCo or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and TargetCo shall have provided to Purchaser a certificate of TargetCo signed by two senior officers certifying compliance with such covenants and obligations; provided that TargetCo shall be entitled to cure any breach of a covenant or obligation within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(f) immediately prior to the Effective Time: (A) the aggregate number of TargetCo Shares issued and outstanding shall not exceed 132,512,409, plus up to 9,960,000 additional TargetCo Shares which may be issued pursuant to the exercise of TargetCo Options; (B) there shall be no other shares or other securities in the capital of TargetCo outstanding (other than unexercised TargetCo Options that will subsequently be terminated at the Effective Time pursuant to the Plan of Arrangement); and (C) no person shall have any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued TargetCo Shares or other equity interests in TargetCo;

(g) Purchaser shall have received resignations and releases, in form satisfactory to the parties thereto, each acting reasonably, from the directors and officers of TargetCo and its Subsidiaries (to be received in consideration for Purchaser, TargetCo and their respective affiliates and successors providing industry-standard mutual releases to each of such directors and officers in form and substance satisfactory to the parties thereto, each acting reasonably) (the "**Mutual Releases**"), which Mutual Releases shall contain exceptions for any amounts or obligations owing to such directors or officers pursuant to indemnity or directors' and officers' insurance arrangements; and

(h) concurrent with the execution of this Agreement, TargetCo shall have delivered to Purchaser the TargetCo Support Agreements, and each such TargetCo Support Agreement shall remain in full force and effect, unamended except as agreed to by the parties thereto, and the parties thereto (other than Purchaser) shall have complied with their covenants and obligations contained therein in all material respects.

The conditions in this Section 5.2 are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived by Purchaser in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have.

5.3 Additional Conditions to Obligations of TargetCo

The obligation of TargetCo to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Purchaser shall have furnished TargetCo with certified copies of the resolutions duly passed by the Purchaser Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby;

(b) the representations and warranties made by Purchaser in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (without giving effect to any materiality qualifiers contained therein) (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Purchaser or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Purchaser shall have provided to TargetCo a certificate of Purchaser signed by two senior officers of Purchaser certifying such accuracy on the Effective Date; provided that Purchaser shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from TargetCo (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(c) no Material Adverse Change shall occur with respect to Purchaser from and after the date hereof and prior to the Effective Date, and no Material Adverse Change in the financial condition of Purchaser shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the Purchaser Financial Statements;

(d) Purchaser shall have complied in all material respects with its covenants and obligations herein, except where the failure to comply in all material respects with its covenants and obligations, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Purchaser or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and Purchaser shall have provided to TargetCo a certificate of Purchaser signed by two senior officers of Purchaser certifying compliance with such covenants and obligations; provided that Purchaser shall be entitled to cure any breach of a covenant or obligation within five Business Days after receipt of written notice thereof from TargetCo (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(e) Purchaser shall have entered into an agreement with TargetCo and one member of the TargetCo Board of Directors, which individual shall be agreed upon by Purchaser and TargetCo, each acting reasonably, regarding the nomination of such individual to the Purchaser Board of Directors at the next annual general meeting of the Purchaser Shareholders;

(f) Purchaser shall have deposited or caused to be deposited with the Depositary the funds required to effect the payment of the portion of the purchase price for the TargetCo Shares represented by the aggregate Cash Consideration payable pursuant to the Arrangement, and TargetCo shall have received written confirmation of the irrevocable wire transfer of such funds in form satisfactory to it, acting reasonably; and

(g) each director and officer of TargetCo and of each of its Subsidiaries shall have received a Mutual Release.

The conditions in this Section 5.3 are for the exclusive benefit of TargetCo and may be asserted by TargetCo regardless of the circumstances or may be waived by TargetCo in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which TargetCo may have.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of Purchaser and TargetCo shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedent set forth in Section 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may rescind and terminate this Agreement as provided in Section 8.1(b) hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the Other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent. More than one such notice may be delivered by a Party.

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO TERMINATION FEES AND OTHER ARRANGEMENTS

6.1 Purchaser Termination Fee Event

If at any time after the execution of this Agreement and prior to its termination:

(a) the TargetCo Board of Directors has withdrawn, modified, qualified or changed any of its recommendations or determinations referred to in Section 3.2(o) and Section 4.2(qq) in a manner adverse to Purchaser or shall have resolved to do so prior to the Effective Date, or has failed to publicly reconfirm any such recommendation within five Business Days after receiving the written request of Purchaser to do so (unless Purchaser is then in material breach of its obligations hereunder and such withdrawal, modification, qualification, change or failure relates to such breach);

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the TargetCo Shareholders or to TargetCo, or any Person shall have publicly announced an intention to make a *bona fide* Acquisition Proposal in respect of TargetCo, and after such Acquisition

Proposal shall have been made known, made or announced, the TargetCo Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval, and (whether prior to or following the termination of this Agreement) an Acquisition Proposal relating to TargetCo is consummated within nine months of the date the Acquisition Proposal is publicly announced, proposed, offered or made;

(c) TargetCo or the TargetCo Board of Directors (as applicable) accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) TargetCo is in breach of any of its covenants or obligations made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to TargetCo or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and TargetCo fails to cure such breach within 12 Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(each of the above being a "**Purchaser Termination Fee Event**"), then in the event of the termination of this Agreement pursuant to Section 8.1 as a result thereof, TargetCo shall pay to Purchaser $4.25 million as liquidated damages in immediately available funds to an account designated by Purchaser within one Business Day after the first to occur of the events described above, and after such event but prior to payment of such amount, TargetCo shall be deemed to hold such funds in trust for Purchaser; provided that in the case of a Purchaser Termination Fee Event as contemplated by Section 6.1(c), such payment shall be made by TargetCo to Purchaser concurrently with the acceptance, recommendation, approval or entering into of such Superior Proposal by TargetCo or the TargetCo Board of Directors, as applicable. TargetCo shall only be obligated to make one payment pursuant to this Section 6.1.

6.2 TargetCo Termination Fee Event

If at any time after the execution of this Agreement and prior to its termination Purchaser is in breach of any of its covenants or obligations made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Purchaser or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and Purchaser fails to cure such breach within 12 Business Days after receipt of written notice thereof from TargetCo (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date) (each of the above being a "**TargetCo Termination Fee Event**"), then in the event of the termination of this Agreement pursuant to Section 8.1 as a result thereof, Purchaser shall pay to TargetCo $4.25 million as liquidated damages in immediately available funds to an account designated by TargetCo within one Business Day after the occurrence of such TargetCo Termination Fee Event, and after such event but prior to payment of such amount, Purchaser shall be deemed to hold such funds in trust for TargetCo. Purchaser shall only be obligated to make one payment pursuant to this Section 6.2.

6.3 Reimbursement Fee

(a) If this Agreement is terminated by Purchaser pursuant to Section 8.1(b) because of the failure of the condition in Section 5.2(c) and no Purchaser Termination Fee Event has occurred which entitles Purchaser payment of the fee specified in Section 6.1, then TargetCo shall upon such termination and in any event within one Business Day of receiving from Purchaser written notice of termination, pay to Purchaser the amount of $500,000 in the aggregate.

(b) If this Agreement is terminated by TargetCo pursuant to Section 8.1(b) because of the failure of the condition in Section 5.3(b) and no TargetCo Termination Fee Event has occurred which entitles TargetCo payment of the fee specified in Section 6.2, then Purchaser shall upon such termination and in any event within one Business Day of receiving from TargetCo written notice of termination, pay to TargetCo the amount of $500,000 in the aggregate.

6.4 Liquidated Damages

Each of the Parties acknowledges and agrees that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages that Purchaser or TargetCo, as applicable, will suffer or incur as a result of the event giving rise to such damages and, where applicable, resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each of the Parties agrees that the payment of the applicable amount pursuant to this Article 6 is the sole monetary remedy of Purchaser and TargetCo, as applicable, under this Agreement, provided however, that this limitation shall not apply in the event of fraud or wilful breach of this Agreement by a Party. Furthermore, nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1 Amendment of Agreement

This Agreement (excluding the Plan of Arrangement) may at any time and from time to time before or after the holding of the TargetCo Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the TargetCo Securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by TargetCo Securityholders, without approval by the TargetCo Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2 Amendment of Plan of Arrangement

Once the form of the Plan of Arrangement is agreed to as contemplated by Section 2.1:

(a) the Parties may by mutual agreement amend the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) filed with the Court and, if made following the TargetCo Meeting, approved by the Court; and (iii) communicated to holders of TargetCo Securities if and as required by the Court;

(b) other than as may be required under the Interim Order, any amendment to the Plan of Arrangement may be proposed by TargetCo or Purchaser at any time prior to or at the TargetCo Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the TargetCo Meeting, shall become part of the Plan of Arrangement for all purposes;

(c) any amendment to the Plan of Arrangement that is approved by the Court following the TargetCo Meeting shall be effective only if it is consented to by each of the Parties; and

(d) any amendment to the Plan of Arrangement may be made following the Effective Time by TargetCo and Purchaser, provided that it is not adverse to the financial or economic interests of any former holder of TargetCo Shares.

7.3 Alternative Transaction

Notwithstanding anything else in this Agreement, if the Parties are unable to implement the transactions contemplated in this Agreement by way of plan of arrangement, the Parties shall cooperate to implement such transactions by way of a take-over bid for all of the TargetCo Shares or a business combination whereby Purchaser would effectively acquire all of the assets and liabilities of TargetCo, or a similar transaction, within approximately the same time periods and on economic terms having consequences to the TargetCo Shareholders that are economically equivalent to those contemplated by this Agreement or a similar transaction (an "**Alternative Transaction**"). If necessary, the Parties agree to use their reasonable commercial efforts to execute and deliver an agreement to give effect to an Alternative Transaction, to otherwise fulfill their respective covenants contained in this Agreement in respect of the Alternative Transaction and to prepare the TargetCo Information Circular or other documentation within the time frames contemplated in this Agreement with respect to the Arrangement.

ARTICLE 8
TERMINATION

8.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Purchaser and TargetCo;

(b) as provided in Section 5.4(b), provided that the Party seeking termination is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 5.1, 5.2 or 5.3, as applicable, not to be satisfied;

(c) by Purchaser upon the occurrence of a Purchaser Termination Fee Event as provided in Section 6.1;

(d) by TargetCo upon the occurrence of a TargetCo Termination Fee Event as provided in Section 6.2; and

(e) by TargetCo upon the occurrence of a Purchaser Termination Fee Event as provided in Section 6.1(c) (carried out in accordance with Section 3.4(b)(vii) and provided TargetCo has complied with its obligations set forth in Section 3.4(c)), provided that such termination shall not be effective unless TargetCo has paid to Purchaser the amount required by Section 6.1.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (e) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder, except with respect to the obligations set forth in Article 6, Section 4.3 and Section 10.4 of this Agreement, and each Party's obligations in the Confidentiality Agreement which shall survive such termination.

ARTICLE 9
NOTICES

9.1 Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a) in the case of TargetCo, to:

Century Oilfield Services Inc.
300, 404 – 6th Avenue S.W.
Calgary, Alberta T2P 0R9

Attention: President and Chief Executive Officer
Facsimile: [redacted]

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue SW
Calgary, AB T2P 3N9

Attention: Bruce Allford and Jeff Oke
Facsimile: (403) 260-0355

(b) in the case of Purchaser, to:

Calfrac Well Services Ltd.
411 – 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: Chief Executive Officer
Facsimile: [redacted]

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East

855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Paul Farion and Brad Markel
Facsimile: (403) 265-7219

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties.

10.2 Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the Other Party. Notwithstanding the foregoing, the Purchaser may assign all or any part of its rights or obligations under this Agreement to a direct or indirect wholly-owned subsidiary of the Purchaser, provided that if such assignment takes place, the Purchaser shall continue to be liable to TargetCo for any default in performance by the assignee.

10.3 Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing or permitting any director, officer, employee or agent to issue any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the Other Party as to the wording of such disclosure prior to its being made.

10.4 Costs

Except as otherwise contemplated herein (including Article 6), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby, whether or not the Arrangement is completed. Purchaser and TargetCo shall share equally any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement, including, without limitation, under the Competition Act.

10.5 Severability

If any one or more of the provisions (or parts thereof) contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions (or parts thereof) contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions (or parts thereof) shall not in any way be affected or impaired by the severance of the provisions (or parts thereof) severed; and

(b) the invalidity, illegality or unenforceability of any provision (or part thereof) contained in this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.

10.6 Further Assurances

Each Party shall, from time to time and at all times hereafter, at the request of the Other Party, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments, as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7 Time of Essence

Time shall be of the essence of this Agreement.

10.8 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.9 Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10 Third Party Beneficiaries

The provisions of Sections 3.1(g) and (q) are: (i) intended for the benefit of all present and former directors and officers of TargetCo and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and Purchaser shall hold the rights and benefits of Sections 3.1(g) and (q) in trust for and on behalf of the Third Party Beneficiaries and Purchaser hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.11 Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

CALFRAC WELL SERVICES LTD.

Per: *"Ronald P. Mathison"*
Name: Ronald P. Mathison
Title: Chairman

Per: *"Douglas R. Ramsay"*
Name: Douglas R. Ramsay
Title: President and Chief Executive Officer

CENTURY OILFIELD SERVICES INC.

Per: *"Kevin R. Baker"*
Name: Kevin R. Baker, Q.C.
Title: President and Chief Executive Officer

Per: *"Graham Ducharme"*
Name: Graham Ducharme
Title: Director

Exhibit A

Form of Support Agreement

SUPPORT AGREEMENT

September 20, 2009

To the Undersigned Securityholder of Century Oilfield Services Inc.

Dear Sirs:

Re: Support Agreement Respecting the Arrangement Involving Century Oilfield Services Inc. ("TargetCo") and Calfrac Well Services Ltd. ("Purchaser")

TargetCo and Purchaser have reached an agreement pursuant to which Purchaser proposes to acquire all of the issued and outstanding common shares of TargetCo (the "**TargetCo Shares**") under a plan of arrangement (the "**Arrangement**") implemented pursuant to an agreement among TargetCo and Purchaser dated the date hereof (the "**Arrangement Agreement**"). The Arrangement is subject to, among other things, the approval of the holders of the TargetCo Shares and the holders of the options to purchase TargetCo Shares ("**TargetCo Options**", and together with TargetCo Shares, "**TargetCo Securities**") at a special meeting of the holders of TargetCo Securities, to be held for such purpose (the "**TargetCo Meeting**"). All capitalized terms not otherwise defined herein shall have the meanings given them in the Arrangement Agreement.

For good and valuable consideration, the receipt of which is hereby acknowledged, the undersigned director and/or officer of TargetCo (the "**Securityholder**") hereby enters into this Support Agreement pursuant to which the Securityholder agrees to support the Arrangement and, at the TargetCo Meeting, vote: (i) the TargetCo Securities beneficially owned by the Securityholder, directly or indirectly, or over which the Securityholder exercises direction and control, which are set out and described on Schedule A attached hereto and forming part hereof; and (ii) any and all other TargetCo Securities hereafter acquired, directly or indirectly, or over which control or direction is acquired by the Securityholder, on or before the record date for the TargetCo Meeting or which are otherwise entitled to be voted at the TargetCo Meeting ((i) and (ii) are collectively the "**Securityholder's TargetCo Securities**"); in favour of the Arrangement Resolution and any other related matters to be considered at the TargetCo Meeting (if any), and to otherwise support the Arrangement, subject to the terms and conditions of this Support Agreement.

1. Covenants of the Securityholder

The Securityholder covenants and agrees:

(a) to vote or cause to be voted at the TargetCo Meeting the Securityholder's TargetCo Securities in favour of the Arrangement Resolution and any other related matters or resolutions necessary or desirable to implement the Arrangement to be considered at the TargetCo Meeting (if any);

(b) not to exercise any dissent rights or any other rights available to the Securityholder to delay, upset or challenge the Arrangement;

(c) to exercise all voting rights attached to the Securityholder's TargetCo Securities to vote against any resolution to be considered by the TargetCo Securityholders that, if approved, could reasonably be considered to reduce the likelihood of success of the Arrangement;

(d) not to grant or agree to grant any proxy or other right to vote the Securityholder's TargetCo Securities (other than as permitted under Section 1(a) and 1(c) hereof and to

grant or agree to grant a proxy to vote at any regularly held annual meeting of TargetCo with respect to matters that do not affect the Arrangement), or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Securityholder's TargetCo Securities;

(e) not to sell, convey or otherwise dispose of any Securityholder's TargetCo Securities or the voting rights attached thereto from the date hereof through the earlier of the Effective Date or the termination of this agreement in accordance with the terms hereof;

(f) if requested by Purchaser prior to the Effective Time, to resign as a director and/or terminate his or her employment as an officer of TargetCo and any of its Subsidiaries effective at or immediately following the Effective Time, and to provide a release in favour of TargetCo and Purchaser and their respective affiliates and successors in a form satisfactory to the Securityholder and Purchaser, each acting reasonably, in consideration for a release in favour of the Securityholder by Purchaser and TargetCo and their respective affiliates and successors in form and substance satisfactory to the Securityholder and Purchaser, each acting reasonably; and

(g) to refrain from taking, or causing to be taken, any actions that would, or might reasonably be expected to, reduce the likelihood of the Arrangement being successfully completed.

It is acknowledged and agreed that the covenants of the Securityholder set forth in this Section 1 shall not: (i) restrict a Securityholder that is a director or officer of TargetCo from discharging the Securityholder's fiduciary duties to TargetCo in accordance with the Arrangement Agreement or in accordance with the provisions of Applicable Laws; or (ii) require the Securityholder, in his or her capacity as an officer of TargetCo, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of TargetCo's board of directors undertaken in the exercise of their fiduciary duties.

Except as expressly contemplated herein, it is acknowledged and agreed that this Support Agreement is not intended to, and this Support Agreement shall not be construed in any way to, conflict with, amend or prejudice any rights or entitlements that the Securityholder may have pursuant to his employment agreement or consulting services agreement with TargetCo or any of its Subsidiaries, and by entering into this Support Agreement, except as expressly contemplated herein, the Securityholder shall in no circumstance be regarded as having waived any such rights or entitlements.

2. Representations and Warranties of the Securityholder

The Securityholder represents and warrants to Purchaser, and acknowledges that Purchaser is relying upon such representations and warranties in entering into this Support Agreement and the Arrangement Agreement, that:

(a) this Support Agreement has been duly executed and delivered by the Securityholder and the Securityholder has good and sufficient power, authority and right to do so, and to complete the transactions contemplated hereby and, if the Securityholder is a corporation or other legal entity, the entering into of this Support Agreement has been duly authorized;

(b) this Support Agreement constitutes a legal, valid and binding obligation of the Securityholder enforceable against the Securityholder in accordance with its terms, and

that neither the execution of this Agreement by the Securityholder nor the consummation by the Securityholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which the Securityholder is a party or by which the Securityholder is bound;

(c) no consent, order, approval or authorization, including without limitation any regulatory approval or order or the consent of any lender to the Securityholder, is required in connection with the Securityholder's entering into of this Support Agreement and the Securityholder's consummation of the transactions contemplated hereby; and

(d) at the date hereof the Securityholder is either the beneficial owner of or exercises direction and control over that number and class of the Securityholder's TargetCo Securities as set forth on Schedule A attached hereto, and, other than the Securityholder's TargetCo Securities set forth on the attached Schedule A, as of the date hereof the Securityholder does not, either directly or indirectly, beneficially own or exercise control or direction over any securities of TargetCo or any of its Subsidiaries or hold any other option, agreement, right, entitlement or privilege (or any right capable of becoming an option, agreement, right, entitlement or privilege) to purchase or otherwise acquire, either directly or indirectly, any unissued TargetCo Securities or for the issue of any other securities of any nature or kind of TargetCo or any of its Subsidiaries.

3. Representations and Warranties of Purchaser

Purchaser represents and warrants to the Securityholder, and acknowledges that the Securityholder is relying upon such representations and warranties in entering into this Support Agreement, that:

(a) Purchaser has good and sufficient corporate power, authority and right to enter into this Support Agreement and to complete the transactions contemplated hereby;

(b) this Support Agreement constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, and neither the execution of this Agreement by Purchaser nor the consummation by Purchaser of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, arrangement, understanding or restriction of any kind to which Purchaser is a party or by which Purchaser is bound; and

(c) no consent, order, approval or authorization, including without limitation any regulatory approval or order or the consent of any lender to Purchaser, is required in connection with Purchaser entering into this Support Agreement and its consummation of the transactions contemplated hereby.

4. Termination

In the event that the Arrangement Agreement is terminated in accordance with its terms, this Support Agreement shall forthwith become void and of no further force or effect without any further action by the Securityholder or Purchaser.

If this Support Agreement is terminated in accordance with this Section 4, the provisions of this Support Agreement will become void and no party shall have liability or obligations to any other party hereunder.

5. Assignment

No party to this Support Agreement may assign any of its rights or obligations hereunder without the prior written consent of the other party, provided that Purchaser may assign any of its rights or obligations hereunder to a direct or indirect wholly-owned Subsidiary of Purchaser, without reducing Purchaser's own obligations hereunder, without consent. Subject to the foregoing, this Support Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Securityholder, Purchaser and their respective heirs, executors, administrators, personal representatives, successors at law and permitted assigns.

6. Future Amendments

To the extent the Arrangement Agreement is amended, modified, restated, replaced or superseded from time to time, all references herein to the Arrangement Agreement shall be to the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time, and all references to particular sections of the Arrangement Agreement shall be deemed to be references to the analogous provision in the Arrangement Agreement as amended, modified or restated from time to time or to the agreement which has replaced or superseded it from time to time.

7. Time

Time shall be of the essence of this Support Agreement.

8. Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be sufficiently given if delivered or sent by facsimile or electronic mail:

(a) in the case of the Securityholder, to the address, facsimile number or electronic mail address set forth below the Securityholder's signature to this Support Agreement, with a copy to:

c/o Century Oilfield Services Inc.
300, 404 – 6th Avenue S.W.
Calgary, Alberta T2P 0R9

Attention: Kevin R. Baker, Q.C.
Facsimile:
Email:

(b) in the case of Purchaser, to:

Calfrac Well Services Ltd.
411 – 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: Gordon A. Dibb
Facsimile:
Email:

or at such other address, facsimile number or electronic mail address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner herein provided. Any notice or communication so given shall be deemed to be received on the day of delivery, if delivered, and on the day of sending, if sent by facsimile transmission or email; provided that if such day of delivery or sending is not a business day at the point of receipt then such notice or communication shall be deemed to have been received on the first business day thereafter.

9. Governing Law

This agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein, and the parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta with respect to claims arising hereunder.

10. Counterpart Execution and Facsimile Delivery

This Support Agreement may be signed in counterparts that together shall be deemed to constitute one valid and binding agreement, and delivery of such counterparts may be effected by means of facsimile transmission or electronic mail in accordance with the notice provisions set out in Section 8.

[The remainder of this page is left blank intentionally.]

If you are in agreement with the foregoing, please indicate your acceptance thereof by signing and returning this letter to Purchaser.

Yours truly,

CALFRAC WELL SERVICES LTD.

Per: ______________________________
Name:
Title:

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Securityholder hereby irrevocably accepts the foregoing as of the 20th day of September, 2009.

WITNESS SIGNATURE	**SECURITYHOLDER SIGNATURE**
Witness Name (*please print*)	Securityholder Name (*please print*)
	Address of Securityholder (*please print*)
	Facsimile Number of Securityholder
	Email Address of Securityholder (*please print*)

Schedule A

Class of Securities	Number
TargetCo Shares	
TargetCo Options	


2009 OCT -8 P 1:27

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Calfrac Well Services Ltd.
411 – 8th Avenue S.W.
Calgary, AB T2P 1E3

2. **Date of Material Change:**

September 20, 2009.

3. **News Release:**

A news release was issued jointly by Calfrac Well Services Ltd. ("**Calfrac**") and Century Oilfield Services Inc. ("**Century**") on September 21, 2009 and disseminated through the facilities of Canada Newswire.

4. **Summary of Material Change:**

On September 21, 2009, Calfrac and Century jointly announced that they had entered into a definitive agreement (the "**Arrangement Agreement**") pursuant to which Calfrac has agreed to acquire Century, a privately held fracturing services company based in Calgary, Alberta (the "**Acquisition**"). Under the terms of the Arrangement Agreement, Calfrac will pay $90 million for all of the issued and outstanding common shares of Century, the consideration for which will be 85% comprised of Calfrac shares priced at approximately $14.87 per share, (being Calfrac's trailing 10-trading day volume weighted average trading price), and 15% in cash. In addition, Calfrac will assume indebtedness and incur other liabilities of approximately $30 million on an aggregate net basis.

5. **Full Description of the Material Change:**

5.1 ***Full Description of Material Change***

The Acquisition will be effected by way of a plan of arrangement under the *Business Corporations Act* (Alberta) (the "**Arrangement**") whereby Century shareholders shall be entitled to elect to receive either (A) 0.045676 of a Calfrac share ("**Share Consideration**") for each Century share held, or (B) $0.679182 in cash ("**Cash Consideration**") for each Century share held, or (C) a combination of Share Consideration and Cash Consideration; provided that the maximum aggregate Cash Consideration shall not exceed approximately $13.5 million; and provided that the maximum aggregate Share Consideration shall not exceed approximately 5.15 million Calfrac shares. In the event that Century shareholders elect to receive more than the maximum amount of Cash Consideration or Share Consideration available, such consideration will be distributed pro rata. The Calfrac shares to be issued on the exchange of Century shares pursuant to the Arrangement will be available to Century shareholders on a tax deferred basis. On completion of the Acquisition, the current shareholders of Calfrac will own approximately 88% of Calfrac's outstanding shares and the shareholders of Century will own approximately 12% of Calfrac's outstanding shares. The board of directors of each of Calfrac and Century have unanimously approved the Arrangement Agreement.

Securityholders holding approximately 15.7% of the combined outstanding shares and options of Century have signed lock up agreements in support of the Arrangement. The proposed Arrangement is subject to customary stock exchange, court and regulatory approvals as well as approval by 66 2/3% of the votes cast by the shareholders and optionholders of Century, voting together as a single class in person or by proxy, at a meeting of Century shareholders and optionholders to be scheduled for November 10, 2009. The Acquisition is expected to close shortly thereafter. It is anticipated that an information circular pertaining to the proposed Arrangement will be mailed by Century to its shareholders and optionholders in October 2009.

The Arrangement Agreement contains customary terms and conditions for a transaction of this nature, including a prohibition upon Century from soliciting or initiating any discussion concerning any other business combination or similar transaction, the right of Calfrac to match any unsolicited superior proposal received by Century and a reciprocal termination fee of $4.25 million payable to either Calfrac or Century, as the case may be, in certain circumstances.

As part of the Acquisition, Calfrac has agreed that it will nominate for election at the next annual general meeting of Calfrac shareholders one member of the board of directors of Century.

CIBC World Markets Inc. ("**CIBC**") is acting as financial advisor to the board of directors of Century. CIBC has advised the board of directors of Century that it is of the opinion, as of the date of the Arrangement Agreement, that the consideration to be received by the Century shareholders pursuant to the proposed Arrangement is fair, from a financial point of view, to Century shareholders. Peters & Co. Limited is acting as financial advisor to Calfrac.

The following description of the Arrangement Agreement is a summary only. A complete copy of the Arrangement Agreement can be accessed under Calfrac's profile on SEDAR at www.sedar.com.

Conditions

Closing of the transaction is subject to certain conditions including approval of Century's shareholders, compliance with the *Competition Act*, approval of Calfrac's lenders and Century's lenders and satisfaction of other customary approvals including regulatory, stock exchange and court approvals, as more particularly set forth in the Arrangement Agreement.

Non-Solicitation Provisions

Pursuant to the Arrangement Agreement, Century has agreed to immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal (defined in the Arrangement Agreement to mean any inquiry or the making of any offer or proposal to Century or its securityholders from any person or group of persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104) (or public announcement of an intention to do any of the foregoing) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Century or its securityholders of 20% or more of the voting securities (or securities convertible into or exercisable for 20% or more of the voting securities, assuming the conversion or exercise of such acquired securities) of Century or its Subsidiaries (as defined in the Arrangement Agreement); (ii) any acquisition of assets of Century or its Subsidiaries (or any lease, long-term supply arrangement, license or other arrangement having the same economic effect as a sale of such

assets) where such assets represent 20% or more of the fair market value of the assets of Century (on a consolidated basis) or contribute 20% or more of the revenues of Century (on a consolidated basis); (iii) an amalgamation, arrangement, merger, consolidation, joint venture, partnership or other business combination involving Century or its Subsidiaries; (iv) any take-over bid, issuer bid, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Century or its Subsidiaries; or (v) any other transaction, the consummation of which would, or would reasonably be expected to, impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement, or which would or would reasonably be expected to materially reduce the benefits to Calfrac under the Arrangement Agreement or the Arrangement). Century has also agreed to request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Century relating to an Acquisition Proposal.

In addition, Century has agreed that it shall not, and will cause each of its Subsidiaries not to, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert, agent or other representative retained by it to do, any of the following: (i) solicit, assist, knowingly facilitate, initiate or knowingly encourage (including by way of furnishing any non-public information, permitting any visit to any facilities or properties of Century or any Subsidiary of Century, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal; (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; (iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Calfrac, the approval or recommendation of the board of directors of Century or any committee thereof of the Arrangement Agreement or the Arrangement, or accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal (or propose publicly to do any of the foregoing); provided, however, that notwithstanding any other provision of the Arrangement Agreement, Century and its officers, directors and advisors may, prior to the approval of the resolution approving the Arrangement by shareholders of Century:

(i) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, or any other breach of Century's non-solicitation covenants under the Arrangement Agreement, by Century or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of Century that is substantially similar to the confidentiality agreement entered into between Century and Calfrac (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Calfrac as provided in the Arrangement Agreement), may furnish to such third party information concerning Century and its business, properties and assets, in each case if, and only to the extent that: (A) the third party has first made a written bona fide Acquisition Proposal which the board of directors of Century determines in good faith: (1) that the funds or other consideration

necessary to complete the Acquisition Proposal are, or are reasonably likely to be, available to fund the completion of the Acquisition Proposal at the time and on the basis set out therein; (2) after consultation with its financial advisor, would, or would reasonably be likely to, if consummated in accordance with its terms, result in a transaction financially superior for shareholders of Century than the transaction contemplated by the Arrangement Agreement; (3) after consultation with its financial advisor and outside counsel, is reasonably likely to be consummated at the time and on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and (4) after receipt of advice from Century's outside legal counsel, which is reflected in minutes of the board of directors of Century, that failure to take such action would be inconsistent with its fiduciary duties under applicable laws (a "**Superior Proposal**"); and (B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Century provides prompt notice to Calfrac to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to Calfrac, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Century shall notify Calfrac orally as soon as practicable and in writing within 24 hours of the receipt thereof, of any inquiries, offers or proposals received after the date of the Arrangement Agreement that would reasonably be expected to lead to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal and any amendments or supplements thereto, the identity of the person making it, copies of all information provided to such party (if not previously provided to Calfrac), and all other information reasonably requested by Calfrac), and Century shall keep Calfrac informed of the status and details of any such inquiry, offer or proposal and answer Calfrac's reasonable questions with respect thereto;

(ii) comply with Multilateral Instrument 62-104 and other applicable Canadian securities laws relating to the provision of directors' circulars, information circulars or other disclosure documents and otherwise make appropriate disclosure with respect thereto to its securityholders; and

(iii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of Century shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement pursuant to Calfrac's "right to match" described below and after receiving advice from Century's outside legal counsel, which is reflected in minutes of the board of directors of Century, that failure to take such action would be inconsistent with its fiduciary duties under applicable laws, and Century first complies with its obligations described under "Right to Match" below and terminates the Arrangement Agreement and pays the amount described under "Termination Fees" below.

Right to Match

Following receipt of a Superior Proposal, Century shall give Calfrac notice, orally and in writing, of any decision by the board of directors of Century to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of Century has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal, and shall provide a true and complete copy of such Superior Proposal (including all related financing documents) and any amendments thereto. During a period of time ending at 5:00 p.m. (Calgary time) on the third business day following the date on which such notice is provided (such applicable time period, or such longer period as may be provided by Century, is referred to as the "**Notice Period**"), Century has agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such Notice Period Century shall, and shall cause its financial and legal advisors to, negotiate in good faith with Calfrac and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable Century to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Calfrac proposes to amend the Arrangement Agreement and the Arrangement to provide Century shareholders with a value per Century Share that the board of directors of Century determines in good faith after consultation with its financial advisor to be equal to or having a value greater than the value per Century Share provided in the Superior Proposal and so advises the board of directors of Century prior to the expiry of such Notice Period, the board of directors of Century has agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal, not to release the party making the Superior Proposal from any standstill provisions and not to withdraw, redefine, modify or change its recommendation in respect of the Arrangement, and Century shall enter into an amended version of the Arrangement Agreement with Calfrac to give effect to such amendment. In the event that Century provides the notice contemplated above on a date that is less than five business days prior to the Century Meeting, Calfrac shall be entitled to require Century to adjourn or postpone the Century Meeting to a date that is not more than ten business days after the date of such notice. The board of directors of Century has also agreed to promptly reaffirm its recommendation of the Arrangement by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) the board of directors of Century determines that a proposed amendment to the terms of the Arrangement and the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal.

Termination Fees

If at any time after the execution of the Arrangement Agreement and prior to its termination:

(a) the board of directors of Century has withdrawn, modified, qualified or changed any of its recommendations or determinations referred to in the Arrangement Agreement in a manner adverse to Calfrac or shall have resolved to do so prior to the effective date of the Arrangement, or has failed to publicly reconfirm any such recommendation within five business days after receiving the written request of Calfrac to do so (unless Calfrac is then in material breach of its obligations under the Arrangement Agreement and such withdrawal, modification, qualification, change or failure relates to such breach);

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Century shareholders or to Century, or any person shall have publicly announced an intention to make a *bona fide* Acquisition Proposal in respect of Century, and after such Acquisition Proposal shall have been made known, made or announced, the Century securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval, and (whether prior to or following the termination of the Arrangement Agreement) an Acquisition Proposal relating to Century is consummated within nine months of the date the Acquisition Proposal is publicly announced, proposed, offered or made;

(c) Century or the board of directors of Century (as applicable) accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Century is in breach of any of its covenants or obligations made in the Arrangement Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change (as defined in the Arrangement Agreement) with respect to Century or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and Century fails to cure such breach within 12 business days after receipt of written notice thereof from Calfrac (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 31, 2010);

(each of the above being a "**Calfrac Termination Fee Event**"), then in the event of the termination of the Arrangement Agreement as a result thereof, Century has agreed to pay to Calfrac $4.25 million as liquidated damages in immediately available funds to an account designated by Calfrac within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Century shall be deemed to hold such funds in trust for Calfrac; provided that in the case of a Calfrac Termination Fee Event as contemplated by paragraph (c) above, such payment shall be made by Century to Calfrac concurrently with the acceptance, recommendation, approval or entering into of such Superior Proposal by Century or the board of directors of Century, as applicable. Century shall only be obligated to make one payment pursuant to the provisions above.

If at any time after the execution of the Arrangement Agreement and prior to its termination Calfrac is in breach of any of its covenants or obligations made in the Arrangement Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Calfrac or materially impedes or would reasonably be expected to materially impede the completion of the Arrangement, and Calfrac fails to cure such breach within 12 business days after receipt of written notice thereof from Century (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond January 31, 2010) (each of the above being a "**Century Termination Fee Event**"), then in the event of the termination of the Arrangement Agreement pursuant to the termination provisions provided in the Arrangement Agreement as a result thereof, Calfrac shall pay to Century $4.25 million as liquidated damages in immediately available funds to an account designated by Century within one business day after the occurrence of such Century Termination Fee Event, and after such event but prior to payment of such amount, Calfrac shall be deemed to hold such funds in trust for Century. Calfrac shall only be obligated to make one payment pursuant to the provisions above.

If the Arrangement Agreement is terminated by Calfrac because of the failure of the condition contained in Section 5.2(c) of the Arrangement Agreement and no Calfrac Termination Fee Event

has occurred which entitles Calfrac to payment of the $4.25 million fee specified above, then Century shall upon such termination and in any event within one business day of receiving from Calfrac written notice of termination, pay to Calfrac the amount of $500,000 in the aggregate.

If the Arrangement Agreement is terminated by Century because of the failure of the condition in Section 5.3(b) of the Arrangement Agreement and no Century Termination Fee Event has occurred which entitles Century to payment of the $4.25 million fee specified above, then Calfrac shall upon such termination and in any event within one business day of receiving from Century written notice of termination, pay to Century the amount of $500,000 in the aggregate.

Termination

The Arrangement Agreement may be terminated at any time prior to the effective date of the Arrangement:

(a) by mutual written consent of Calfrac and Century;

(b) if any of the conditions precedent set forth in the Arrangement Agreement shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may rescind and terminate the Arrangement Agreement, provided that the party seeking termination is not then in breach of the Arrangement Agreement so as to cause any of the conditions set forth therein not to be satisfied;

(c) by Calfrac upon the occurrence of a Calfrac Termination Fee Event;

(d) by Century upon the occurrence of a Century Termination Fee Event; and

(e) by Century upon the occurrence of an Calfrac Termination Fee Event as described in paragraph (c) under "Termination Fees" above (carried out in accordance with Century's non-solicitation covenants described in paragraph (iii) under "Non-Solicitation Provisions" above and in compliance with Century's obligation to provide Calfrac with a right to match as described above) and the payment by Century to Calfrac of $4.25 million.

Forward-Looking Statements

This material change report contains forward-looking statements concerning completion of the proposed Arrangement and the holding of the Century Meeting. These statements are based on current expectations of Calfrac's management but are subject to known and unknown risks and uncertainties that could cause actual events to differ from those anticipated in the forward looking statements. In particular, closing of the proposed transaction is subject to certain conditions, including approval of Century's shareholders, compliance with the *Competition Act*, approval of Calfrac's lenders and Century's lenders and satisfaction of other customary approvals including regulatory, stock exchange and court approvals, some of which are beyond Calfrac's control.

5.2 ***Disclosure for Restructuring Transactions***

Not applicable.

6. **Reliance on Subsection 7.1(2) of National Instrument 51-102:**

   Not applicable.

7. **Omitted Information:**

   None.

8. **Executive Officer:**

   Douglas R. Ramsay, President and Chief Executive Officer of Calfrac, Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer of Calfrac and Tom J. Medvedic, Senior Vice President, Corporate Development of Calfrac, are knowledgeable about the material change that is the subject of this report and can be reached at (403) 266-6000.

9. **Date of Report:**

   September 30, 2009.